ANNUAL REVIEW **2003**

mayne

Contents



Key dates

1st interim dividend to be paid
30 September 2003

Annual General Meeting
Monday 10 November 2003, Melbourne Concert Hall, Victorian Arts Centre, 100 St Kilda Road, Melbourne, Victoria

Interim results announced
25 February 2004*

2nd interim dividend to be paid*
31 March 2004*

Preliminary final results announced
26 August 2004*

Final dividend to be paid*
30 September 2004*

* Please note that these dates and dividend payments are indicative

The Annual Review 2003 is Mayne's concise annual report and is derived from the full Financial Report, which will be sent free of charge to any shareholder upon request, together with the Independent Auditor's Report. All figures are in Australian dollars unless otherwise specified.
Mayne Group Limited
ABN 56 004 073 410

Our fundamental purpose as a provider of health care products and services is to support health professionals in preserving or restoring health.



Our broad involvement in health care provides us with a unique understanding of the industry. It enables us to contribute to diverse health needs at a community level – with the backing of national and international expertise, leading technology and access to capital.

To meet the needs of all stakeholders of our business – including doctors, specialists, pharmacists, patients, customers, our people and our shareholders – we must work effectively to deliver quality health care services and products.



Who we are

2

Mayne Group Limited is a leading developer and manufacturer of generic pharmaceuticals, produces a number of market-leading consumer health products and is Australia's leading provider of private health care services.

Mayne Pharmaceuticals
is a leading specialty pharmaceutical organisation, and is represented in more than 50 countries worldwide. Our focus is on generic injectable pharmaceuticals for hospitals, specialising in generic oncology (anti-cancer) products. Mayne Consumer Products is a leading manufacturer and marketer of vitamins and health supplements.

Mayne Health Services
encompasses pathology, diagnostic imaging, pharmacy services and medical centres. Our pathology business is the nation's second largest, and we manage one of Australia's major diagnostic imaging groups, with operations in three states. We are also Australia's primary provider of services to pharmacies.

Mayne Hospitals
operate across metropolitan and regional Australia, including stand-alone private facilities, collocations with large public teaching hospitals and management of three public hospitals in Australia, and three hospitals in Indonesia. All of our Australian hospitals are accredited with the Australian Council on Healthcare Standards.

A global perspective

Mayne is an Australian company, operating internationally. Founded in Australia in 1886, the company was listed on the Australian Stock Exchange in 1926. Mayne has been involved in health care since 1986 and entered the pharmaceuticals, pharmacy services and consumer products markets through the acquisition of FH Faulding & Co. Limited in 2001.


Finland ❷
Sweden ❷
Norway ❷
Denmark ❷
Netherlands ❸
France ❷
United Kingdom ❷
Spain ❸
Ireland ❷
Portugal ❷
Morocco ❸
Belgium ❷
Germany ❷
Italy ❷
Libya ❸
Greece ❸
South Africa ❸
Egypt [3] ❸
Cyprus [3] ❸
Sudan ❸
Jordan [3] ❸
Yemen ❸
Kuwait [3] ❸
Turkey ❸
Lebanon ❸
Syria ❸
Saudi Arabia [3] ❷
Bahrain [3] ❸
Qatar ❸
United Arab Emirates [3] ❷
Iran ❸
Pakistan ❸
India ❸
Oman ❸
Sri Lanka ❸
Mauritius [3] ❸
Bangladesh ❸
Thailand [3] ❸
Malaysia [2] ❷
Singapore [3] ❷
Indonesia [3] ❸ ▲
Brunei ❸
China (including Hong Kong) [3] ❷ ❸
Vietnam ❸
Taiwan [3] ❸
Korea ❸
The Philippines ❸
Australia [1] [2] ❶ ❷ ▲ ◆ ★ ✚ X
New Zealand [3] ❸
USA (including Puerto Rico) ❶ ❷
Costa Rica ❸
Canada ❷
Mexico ❷
Columbia ❸
Panama ❸
Ecuador ❸
Brazil ❷
Argentina ❸

[1] Consumer products – manufacturing, research and development
[2] Consumer products – sales force
[3] Consumer products – distribution by third party
❶ Pharmaceuticals – manufacturing, research and development
❷ Pharmaceuticals – sales force
❸ Pharmaceuticals – distribution by third party

▲ Hospitals
◆ Pathology
★ Diagnostic imaging
✚ Medical centres
X Pharmacy services

2003 at a glance

4



SALES REVENUE

UNDERLYING EBIT

$5,194.5 m

$187.3 m

SALES REVENUE ($m)
- 2001*: 1,885.6 (Underlying), 1,273.1 (Discontinued), total 3,158.7
- 2002**: 3,699.5 (Underlying), 1,292.5 (Discontinued), total 4,992.0
- 2003: 4,478.9 (Underlying), 715.6 (Discontinued)

■ Underlying ■ Discontinued

* Excludes FH Faulding business.
** Includes FH Faulding business from 1 October 2001.

UNDERLYING EBIT ($m)
- 2001*: 127.5
- 2002**: 172.9
- 2003: (Continuing business EBIT)

■ Continuing business EBIT

* Excludes FH Faulding business.
** Includes FH Faulding business from 1 October 2001.

Revenue from the underlying business rose 21.1% over 2002. The significant increase over prior years is primarily due to the full year impact of the Faulding business which was acquired in October 2001. In the year under review the underlying business has generated organic growth and the acquisitions of QML and QDI have also contributed to growth.

Mayne's earnings before interest and tax (EBIT) from continuing businesses was $187.3 million in 2003, an increase on the 2002 and 2001 financial years by 8.3% and 46.9% respectively. This was driven by the continued strong performance of Mayne's health care operations.



NORMALISED*** EARNINGS PER SHARE

20.1 c
14.0
23.4
2001*
2002**
2003
Cents

* Excludes FH Faulding business.
** Includes FH Faulding business from 1 October 2001.
*** Before significant items, amortisation and discontinued businesses.

Normalised earnings per share (EPS) from the continuing business remained above 20 cents in 2003, reflecting the consistency in normalised net profit after tax (NPAT) for the continuing business. This was offset by a 13% increase in the weighted average number of shares outstanding for the full year, resulting from the acquisition of the Faulding business in October 2001.

CAPITAL STRUCTURE

GEARING
23.6%
11.1%
5.1%
FH Faulding acquisition
CAPITAL EMPLOYED
$ 3,361m
1,845
3,813
435
195
373
1,410
3,618
2,988
($m)
2001
2002
2003
Equity
Net Debt

Mayne continues to have significant balance sheet flexibility. Gearing has increased from 5.1% at 30 June 2002 to 11.1% at 30 June 2003, resulting from the use of debt facilities to fund the 2003 diagnostics acquisitions and the share buyback program. There has also been a reduction in capital employed resulting from significant items recognised in 2003.

GROUP ASSETS

$ 4,658.6m
3,213.8
5,391.2
($m)
2001
2002
2003

Total group assets have decreased to $4,658.6 million. The significant decrease is primarily due to the sale of the logistics businesses in 2003, and the write-down in assets to their net recoverable amounts using a discounted cash flow methodology.

Chairman's report



Mayne is a company undergoing radical change as we execute our strategy to focus on those segments of health care that can provide attractive returns to shareholders and in which Mayne has expertise and can build a strong competitive position.

To achieve this we are improving the performance of our existing businesses, divesting those businesses which do not fit our criteria, and acquiring businesses and products which will grow shareholder value.

The divestment of non-core or non-performing assets at appropriate prices is an important part of developing a successful health care company. The most significant divestment during the financial year was the sale of the logistics business, completed in February 2003. In health care, seven cashflow-negative hospitals were sold and in consumer products we sold the international sunscreen business and the Shepparton soap factory. The total value realised from divestments during the year was $496 million.

Investment in our higher return businesses will provide the platform for growing future shareholder value. The Board has continued to support management strategies to expand our international pharmaceuticals business. During the year we acquired products including propofol and fluconazole, while continuing our own development initiatives with products such as ondansetron. The Board views the pharmaceutical sector, and in particular generic injectable pharmaceuticals, as the primary driver of growth, and further acquisitions to build on our strong international position are being explored.

In our diagnostic imaging and pathology divisions, the integration of major acquisitions made during the year have been achieved smoothly and laid the groundwork for further organic expansion.

The consumer products business has been redefined to concentrate on the health supplements business. During the year its business was severely impacted by the Pan Pharmaceuticals product recall, but the early indications are that it has recovered well.

Pharmacy services continued to perform well given the highly competitive nature of the Australian market, and pathology outperformed market growth levels for the year. Diagnostic imaging added a number of good acquisitions that have maintained strong revenue performance; however the earnings result was disappointing and management is now addressing cost issues in the business.

The turnaround in hospitals is progressing and has resulted from a sound management discipline that has been implemented across the hospitals group. Importantly the national and local management teams restored relationships and cost controls to enable the steady improvement in financial performance, despite industry-wide cost pressures.

In July 2003 we advised the Australian Stock Exchange that a number of approaches had been made to Mayne regarding possible sale opportunities of its hospitals business. The imperative for the Board is to assess whether or not these approaches would deliver greater value to shareholders now than if Mayne were to continue operating the business. The company is under no pressure to sell and any decision will take into account the long term value the division can offer.

The financial result has a number of significant items, which contain some write-downs as a result of changing to business valuations based on a discounted cashflow methodology.

Accordingly, the value of the hospitals business has been reduced by $341.2 million and the pharmacy services business by $80 million. These write-downs reflect the fact that we did not believe these businesses could sustain the long-term carrying value attributed to them under the previous valuation method.

A review of our tax assets, some of which were originally recognised as part of the Faulding acquisition, are no longer deemed recoverable, hence we are incurring a $30 million write-down. The Pan Pharmaceuticals recall also resulted in significant costs and lost sales. Ultimately these significant items led to a reported net loss after tax of $456.2 million for the full year.

The Board is extremely disappointed with this result. However the carrying values of the business are now more accurately represented and the underlying performance is sound. This is reflected in an underlying profit, before significant items, of $56.8 million for the year. Similarly normalised earnings per share from the continuing business remained above 20 cents in 2003.

Since the buyback was announced, Mayne purchased 48 million shares, as at the end of August. At this stage the Board expects the buyback to continue up to the 75 million shares limit, estimated at the annual results in 2002.

The Board will continue to consider a range of options for returning any surplus funds to shareholders, which may include an extension of the buyback.

Due to the significant items incurred during the 2003 financial year the company did not have the capacity to announce a final dividend for the year. However, it is intended that shareholders will receive three payments for the 2004 financial year, with the first dividend of 6 cents to be paid on the same date shareholders would have received their final dividend from the 2003 financial year. The intention to pay three dividends for 2004, to compensate for the payment of one dividend in 2003, demonstrates our confidence in the underlying businesses.

Despite the reported significant items, the Board believes the past year has seen Mayne move to a firmer financial and strategic position. Due to a strong balance sheet position, Mayne will be able to continue the pursuit of its growth plans.

Board changes

As indicated at the last Annual General Meeting, Mark Rayner stepped down as a Director and Chairman of Mayne. I joined the Board as Deputy Chairman on 1 October and became Chairman on Mark's retirement from the Board on 31 December 2002. The Board joins me in thanking Mark for his contribution to Mayne.

Stuart James was appointed as Group Managing Director and Chief Executive Officer on 29 August 2002. He has established a strong management team and worked closely with the Board in developing strategies to create value for Mayne's shareholders. The Board is confident that, with significant fundamentals now in place, Mayne is well placed to achieve its business objectives for 2004.

Peter Willcox

PETER WILLCOX

Board of Directors



Mr Peter Willcox



Mr Peter Barnett



Sir Ross Buckland



Mr Stuart James



Ms Carolyn Kay



Mr Peter Mason



Mr Rowan Russell



Professor Judith Sloan

Mr Peter Willcox BA (Hons), MA
Chairman

Mr Willcox joined the Board on 1 October 2002 as Deputy Chairman and became Chairman on 1 January 2003. He is a member of the Board's Audit and Compliance Committee and its Remuneration and Nomination Committees. He is Chairman of AMP Ltd. Former Director of FH Faulding & Co Ltd, Lend Lease Corporation Ltd, James Hardie Industries Ltd, Schroders Holdings Australia Ltd, BHP Ltd, North Ltd, Woodside Petroleum Ltd, Energy Developments Ltd, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA). Former Chief Executive Officer of BHP Petroleum. Age 58.

Mr Peter Barnett FCPA

Mr Barnett joined the Board on 28 February 1996. He is Chairman of the Board's Audit and Compliance Committee and a member of its Remuneration Committee. Director of AMCIL Ltd and Santos Ltd, and Director and shareholder of Opis Capital Ltd. Member of the ABN AMRO Australasian Advisory Council and Vice Chairman of the Victoria Racing Club Committee. Former Chief Executive Officer of EZ Industries Ltd and Managing Director of Pasminco Ltd (1988-1995). Mr Barnett has 15 years experience in executive general management positions in large capital intensive organisations with operations in Australia, Europe and the USA. Mr Barnett was previously a member of the Business Council of Australia and a former President of the Minerals Council of Australia. Age 62.

Sir Ross Buckland FCPA, FCIS

Sir Ross joined the Board on 25 September 2001. He is Chairman of the Board's Remuneration Committee and a member of its Occupational Health, Safety and Environment Committee. Director of Allied Domecq Plc and Clayton Utz. Former Chief Executive of Uniq Plc (formerly Unigate Plc) London (1990-2001). Formerly with Kellogg Cereal Company (1973-1990), holding Chief Executive positions in Australia/New Zealand, then Canada and Europe. Former Director of Goodman Fielder Ltd, President of the United Kingdom's Food and Drink Federation and the Institute of Grocery Distribution, Vice President of CIAA (the European Food and Drink Federation), Member of the UK Medical Research Foundation and President's Committee of the Confederation of British Industry. Age 60.

Mr Stuart James BA (Hons)
Group Managing Director and Chief Executive Officer

Mr James joined Mayne as Chief Operating Officer in July 2000. He joined the Board on 29 January 2002 as an executive Director and became Group Managing Director and Chief Executive Officer

in August 2002. Previously Managing Director, Australian Financial Services, Colonial, including Managing Director, State Bank of NSW, following 25 years at Shell Australia and Shell International. Age 54.

Ms Carolyn Kay BA, LLB, GradDipMgmt, MAICD

Ms Kay joined the Board on 28 September 2001. She is Chairman of the Board's Nomination Committee and is a member of its Occupational Health, Safety and Environment Committee. Director of Treasury Corporation of Victoria and Commonwealth Bank of Australia, Deputy Chair Victorian Funds Management Corporation and advisor of Morgan Stanley. Former Executive Director of Morgan Stanley (in London and Melbourne), Director of Colonial State Bank and Ansell Ltd. Age 42.

Mr Peter Mason AM BCom (Hons), MBA

Mr Mason joined the Board on 8 September 1992. He is a member of the Board's Audit and Compliance Committee. Chairman of the Australian operations of international bank JP Morgan Chase. Also a Member of the Council of the University of New South Wales and a Director of a number of charitable foundations. He will become a Director of AMP Ltd in October 2003. Previously Chairman and Director of Australian investment banks Ord Minnett, Schroders and Lloyds, and previously Chairman and Director of a number of Australian public companies. Previously Deputy Chairman of the Royal Alexandra Hospital for Children in Sydney. Age 57.

Mr Rowan Russell BA, LLB (Hons)

Mr Russell joined the Board on 28 August 2001. He is Chairman of the Board's Occupational Health, Safety and Environment Committee and is a member of its Nomination Committee. Partner of Mallesons Stephen Jaques, specialising in financial services law and securities offerings. Previously a Managing Partner and Executive Partner and a member of the Mallesons National Board. A Professional Associate of the Monash University Law School. Age 48.

Professor Judith Sloan BA (Hons), MA (Melb), MSc (Lon)

Professor Sloan joined the Board on 12 December 1995. She represents the Board on the Trustee Board of the Mayne Group Superannuation Fund Pty Ltd. Also Director of Santos Ltd, Deputy Chairman Australian Broadcasting Corporation and Chairman of SGIC Holdings Ltd. Commissioner of the Productivity Commission (part-time). Former Professor of Labour Studies, Flinders University, South Australia. Age 48.

Group Managing Director and Chief Executive Officer's report



The 2003 financial year has been marked by a strong focus on our core businesses, resulting in a solid overall performance, and a revitalised future for the pharmaceuticals business.

Primarily as a result of changing to business valuations based on a discounted cashflow methodology we incurred significant write-downs leading to an overall net loss for the year. However underlying earnings before interest and tax (EBIT) grew by 8.3% for the year from $172.9 million in 2002 to $187.3 million. Sales revenue at $5.2 billion showed a 4.1% increase over the previous year's $5 billion, but only includes a limited contribution from logistics prior to its divestment.

The imperative for the past year has been to achieve a clearer focus on our business direction. Initially this entailed completing the sale of our logistics business, selling our seven cashflow-negative hospitals, streamlining our consumer products business and the turnaround of the hospitals division.

These changes placed Mayne on a more defined platform as a provider of health services and the structure allowed us to better manage a portfolio of health care businesses, each of which must perform in its own right.

Long term plans

As the turnaround in hospitals became apparent and the major divestments were completed, we further defined how and where we would seek future growth for the company. An analysis of our portfolio clearly indicates that the pharmaceuticals and diagnostic services businesses (including both pathology and diagnostic imaging) provide the best opportunities for greater shareholder returns.

These businesses have many favourable characteristics, with attractive industry growth profiles and high margins. To this end we have achieved a significant presence in both diagnostics businesses, consolidated in the past year with the acquisitions of Queensland Medical Laboratories (QML) and Queensland Diagnostic Imaging (QDI). The management focus in this area will be to ensure we deliver maximum value from these acquisitions, while ensuring they maintain their business integrity with the medical community.

In pharmaceuticals we have delivered another year of growth and, through internal development and acquisition, added products that will ideally complement its future business. Mayne has a unique position in the global generic injectable pharmaceuticals market, particularly in the oncology field, as we are one of few companies with an extensive geographic reach. While most competitors are regionally focused, it is our intent to use our truly global position to actively pursue opportunities for international growth.

Any acquisitions will be highly synergistic with our existing profile, and may provide extended product, enterprise or geographic opportunities.

Operational overview

In 2003 the underlying pharmaceuticals business continued to lift revenue, up 8% on the previous year. Pharmaceuticals is the primary contributor to company profits, with an EBIT of $59 million, while margins have remained stable.

Overall results for the business were adversely affected by a strengthening Australian dollar which, because most of Mayne's sales are to Europe and North America, reduced what was otherwise an even better performance.



Pharmaceuticals made significant progress during the year in consolidating its position as a leading supplier of injectables to hospitals in its major regions of Europe, the Americas and Asia Pacific.

Mayne has forged a growing presence in the pharmaceutical sector in Europe, securing a foothold in the key markets of Germany, France and the Nordic countries. Notably, in the second half of the year, Mayne generated more revenue in continental Europe than in the traditionally stronger UK market (which grew at 10%), a trend that highlights the potential presented by our strong entry into Europe.

The Asia Pacific region was again driven by a pleasing result in the well established Australian business, assisted by the introduction of 10 new products or product extensions. Despite some regional difficulties, such as SARS, Asian performance saw an improved EBIT to sales ratio.



In the Americas, Mayne has continued to cement its relationships with leading hospital and oncology product purchasers. We made further inroads to the US, the world's largest single pharmaceutical market, and in Canada, where EBIT increased by more than 35%, we became the second largest supplier of generic injectable products to hospitals.

The Latin American market has been further developed, especially in Brazil. Results were affected by a sharp drop in the local currency, but the underlying sales figures were positive. Following investment in sales people in Mexico, and with products poised for launch in 2004, we see significant potential in the region.

Mayne moved swiftly to address issues raised by a Warning Letter from the US Food and Drug Administration in November 2002, which caused some

minor interruption to production at the Mulgrave site in Victoria. Mayne's quick action resulted in the Warning Letter being withdrawn within three months. We now have a global regulatory team to address our requirements which is proving to be a more effective structure than the previous regional based teams.

Product development in the global pharmaceutical pipeline is promising, underpinning future growth in this business. A number of submissions received tentative approval in the US, and 27 molecules are in active development with a local market value of more than $US6 billion. Specifically during the year we acquired propofol and fluconazole that will contribute to our presence in the US from the end of 2004.

In Mayne's consumer products business results for the year suffered due to the recall of products manufactured for us by Pan Pharmaceuticals.

With Pan producing about one-third of the health supplements sold by Mayne, which accounted for some 50% of volume, this affected more than two million individual product units in 370 product lines. Mayne immediately withdrew these products and issued legal proceedings against Pan to recover costs associated with the recall, prior to Pan moving into voluntary administration in May 2003.

Mayne has been gradually transferring most of the production formerly outsourced to Pan to its manufacturing plant in Virginia, Queensland, with the balance of its requirements coming from overseas.

Our focus is now on rebuilding; however a restructure of the business and growth in sales as products have been reintroduced, have led to a promising early recovery.

The pathology business continued to win market share, with total episodes rising in each state and with organic growth most notable in New South Wales and Western Australia.

The acquisition of Queensland Medical Laboratories (QML), the state's premier pathology services provider, accounted for much of the increase in national market share. The acquisition, finalised in September 2002, brought Mayne a high-quality business with more than 50% of the Queensland market. In New South Wales, Mayne Health Laverty Pathology has seen a very significant turnaround in the past 18 months, maintaining its consistent growth and attracting a higher proportion of new patients than the general market. Growth at Dorevitch in Victoria and Western Diagnostics Pathology in Western Australia also outpaced local market levels.

Key developments in diagnostic imaging were the acquisitions of Brisbane-based Queensland Diagnostic Imaging (QDI) and assets of Pacific Healthcare in New South Wales. QDI brought 36 sites and



Group Managing Director and
Chief Executive Officer's report continued

Pacific Healthcare assets 10 sites, with both acquisitions complementing our drive to higher modality services.

Diagnostic imaging was able to maintain strong revenue growth, preserving the fundamentals of our new acquisitions, however this has come at the expense of appropriate cost controls. As such, the earnings performance was below an acceptable level and the future focus will be on better management of costs.

In both pathology and diagnostic imaging we have made investments to attract and retain our specialists. This has proved successful and will be continued in future.

Pharmacy services maintained a strong sales and earnings performance and after a marginal market share decline in the first half, due to intense competition, it was stabilised in the past six months. Finalisation of the new IT platform for warehouse systems has resulted in a more flexible and user-friendly system with benefits to Mayne, suppliers and customers.

A new management team in medical centres improved underlying business operations and divestment of the under performing Corporate Health Management division turned the business from loss-making to break-even in the second half of the year. Revenue for the medical centres business rose by 28%, chiefly as a result of the centres acquired at the end of the 2002 financial year.

Hospitals turnaround

Mayne's hospitals division has further consolidated the turnaround that was evidenced at the half-year results in February 2003. Earnings maintained their steady improvement and EBITA margins further improved in the second half of 2003 to 5.5% from 4.7% in the first six months.

Devolving responsibilities and accountability to individual hospitals under the guidance from the national management has enabled greater focus on all the elements which underpin the business. Crucially, relationships with doctors improved markedly, a factor that we believe has boosted growth in patient admissions.

Turning around the sentiment has been no easy task. That it has been achieved effectively and more swiftly than had been anticipated, reflects sound overall management by the national team and hard work at grassroots level.

More cost focus at the local level, combined with Mayne's preferred provider agreement with a nursing agency, has helped in the decrease of labour costs and persuaded a number of agency nurses to join the permanent staff of Mayne hospitals, a shift that has enhanced continuity of the hospital workforce.

In a testing funding environment, and with health care costs outpacing the inflation rate, Mayne has long term agreements with health funds for guaranteed rate increases. We believe the rates are at least equivalent to

industry levels, but this will not necessarily stop us seeking alternative methods to cover the rising costs.

Operational outlook

Mayne will continue to be a rational manager of its business portfolio, as such focusing on performance measures specific to each division.

The significant financial restructuring undertaken at the conclusion of the 2003 financial year followed a review of business carrying values and it will give the company certainty and flexibility in the future management of its portfolio.

The strength of our balance sheet means we can pursue the growth of our specialty pharmaceuticals business without the requirement to make further changes to our portfolio. Should any changes be made it would be with a view to ensuring maximum value of our assets for shareholders.

It is clear that specific businesses are the avenues for greater shareholder returns while we will also manage the entire portfolio with an eye on sustainable long term returns. We are committed to reshaping Mayne in this direction and building the capabilities of our business.

STUART JAMES

Management team



Peter Jenkins BCom, ACA (NZ)
Chief Financial Officer

Peter joined Mayne in 2000 and is responsible for Mayne's financial management as well as the strategic development of the group. He previously held senior planning, business integration and finance positions at Colonial – including Chief Financial Officer of Colonial Australian Financial Services – and senior planning, finance and marketing positions at Shell Australia. Age 51.



Paul Binfield BA (Hons), ACA (UK), ACA (NZ)
Deputy Chief Financial Officer

Paul joined Mayne in 1999 and is responsible for all aspects of Mayne's financial management and reporting as well as the group's corporate services. Prior to Mayne, Paul was employed in a senior financial position with Fortis, an international financial services company. Previously he worked with Price Waterhouse in Australia and overseas. Age 38.



Robert Cooke DipBus, BHA
Group General Manager Hospitals

Robert joined Mayne in 2000 following earlier roles with the company from 1991 to 1998. He is responsible for Mayne's hospital division. Robert has more than 25 years experience in hospital management, including the CEO role at a number of hospitals both within and outside the Mayne network. Age 47.



Stuart Hinchen BEc, CA
President, Americas

Stuart joined Mayne in 1995. He is responsible for the pharmaceutical businesses in the USA, Canada and Latin America. Stuart previously held senior finance positions within Mayne both in Australia and internationally. Age 40.



Michael Kotsanis BSc, GradDipBus, MBus
Vice President, Asia Pacific

Michael joined Mayne in 2001. He is responsible for the sales, marketing, licensing, regulatory and medical information activities within Mayne's pharmaceutical business in the Asia Pacific region. He has over 15 years experience within the pharmaceutical industry and held a variety of sales and marketing positions with a multi-national company until he joined Faulding in 1999. Age 37.



Alan Reid BA (Hons)
Group General Manager Pharmaceuticals

Alan joined Mayne in 2001. He is responsible for the group's global pharmaceutical support activities, including marketing, technical operations, product and research development and quality as well as the consumer products business unit. Alan was previously Senior Vice President - Asia Pacific for Basell International, a BASF/Royal Dutch Shell Group joint venture. Through previous assignments with Shell International, he has multi-discipline international experience in the energy, resources, polymers and chemical industries. Age 57.



Scott Richards
President, Europe, Middle East, Africa

Scott joined Mayne in 2001. He is responsible for Mayne's pharmaceutical operations in the Middle East, Africa and Europe. Scott previously held a number of senior positions within Faulding's pharmaceutical business, including Vice President, Commercial Operations for Australia and New Zealand. Age 39.



Stephen Roche BBus
Group General Manager Health Services

Stephen joined Mayne in 2001. He is responsible for the group's health services division, which includes pathology and diagnostic imaging services, medical centres and pharmacy. Stephen previously held a number of senior positions at Faulding and was appointed Chief Operating Officer of its health care services business in 1999. Age 41.



Peter Fleming BBM, G Dip Comp
Chief Information Officer

Peter joined Mayne in 2002. He is responsible for information technology initiatives across the group, including the evaluation of emerging technologies to support Mayne's businesses internationally. Previously Chief Information Officer at Vodafone Australia and Colonial, Peter has also held senior IT roles with Coles Myer. Age 44.



Jeff Pearce BCom
Group General Manager Personnel

Jeff joined Mayne in 2000 and is responsible for personnel, public affairs and security for the group. Jeff was previously Group General Manager Personnel at Colonial, following a 30-year career with Trans Australia Airlines where he held senior positions in personnel and airline operations. Age 60.

Pharmaceuticals and consumer products

Mayne has continued to grow its presence as a specialty pharmaceutical company in all its key regions.

MAYNE ANNUAL REVIEW 2003

LEFT: Steven Newall, Development Scientist, at Mayne's state-of-the-art manufacturing facility in Mulgrave, Melbourne, prepares new product samples in a cytotoxic laboratory. Due to the hazardous nature of anti-cancer products, staff are required to wear safety garments when handling these products.

13

- EBIT in the European market increased by 37%
- Second largest generic pharmaceutical supplier to Canadian hospitals
- Increased product portfolio with new product acquisitions
- Recovery under way from Pan Pharmaceuticals product recall

Mayne Pharma is a leading international pharmaceutical organisation represented in more than 50 countries worldwide. Built on a heritage of 150 years of pharmaceutical excellence, the business has key operations in Australia, North America and Europe. Our intimate knowledge of local markets allows us to provide tailored pharmaceutical solutions to our hospital customers and to health professionals.

Our focus is on developing, manufacturing and marketing generic injectable pharmaceuticals for the global hospital market.

Mayne Pharma's products have earned a valuable reputation for their efficacy, reliability and cost effectiveness. Our injectable products are used in the treatment of cancer, cardiovascular and central nervous system disorders, infectious diseases and for anaesthesia. In our key markets, we are a recognised leader in sales of generic injectable cancer drugs to hospitals, and have one of the world's largest ranges of cancer treatments for injectable pharmaceuticals.

Our oral pharmaceutical portfolio includes modified-release antibiotic and pain control products.

We are continually improving our products to satisfy customer needs, and are proud of our record in product innovation, adding value by improving drug delivery, providing unique presentations and enhancing safety for health professionals and patients. Mayne is also Australia's leader in the manufacturing and marketing of consumer health supplements.

Pharmaceuticals reported revenue of $460.2 million for the 12 month period to June 2003, representing an 8% increase in underlying revenue growth over the prior corresponding period.

This result continues a trend which has seen Mayne Pharma's revenue more than double over the past five years. In that same period, reported EBIT has almost trebled, coming in at $59 million for the 2003 financial year, while margins have been steady. EBITA margins remained very strong at 21% in the second half despite a stronger Australian currency, some price attrition in major products, industrial action at the Mulgrave plant and no significant new product launches.

Excluding the impact of foreign exchange movements, revenue increased by 14% in 2003.

Europe

A key feature of the year under review was that for the first time Mayne generated more revenue in continental Europe than in the UK, which has historically been the far stronger market. This achievement highlights the potential offered in exploring the European market which also saw EBIT growth of 37%. The UK market, which had plateaued, recovered under a new management team to turn in a pleasing performance with 10% sales growth.

The vital element in the growth of the region has been the shift to a pan-European business, giving Mayne a greater presence in the strategic pharmaceutical markets in France, Germany, Italy, Spain and the Nordic countries. The launch of pamidronate, used to support certain chemotherapy programs, has underpinned the European performance in 2003 and has been used as a beach head to gain further market penetration with the broader range of Mayne's products.

Americas

In the USA Mayne has continued to strengthen its relationships with key hospital and oncology purchasing organisations. This was greatly assisted by the launch of pamidronate in April 2002, lifting Mayne's credibility in a highly competitive market. The USA business has been able to continue to grow its market share for pamidronate, introduce new products such as hydro-morphone and, leverage older, more established products to its customer base.



REVENUE	2002*	2003
PHARMACEUTICALS	$332.8m	$460.2m
CONSUMER PRODUCTS**	$127.9m	$156.4m

EBIT	2002*	2003
PHARMACEUTICALS	$44.2m	$59.0m
CONSUMER PRODUCTS**	$6.7m	$0.9m

* Includes FH Faulding business from 1 October 2001   ** Continuing businesses only

Canada was a leading contributor to Mayne's global pharmaceuticals business during the year and has become the second largest generic supplier to Canadian hospitals, with EBIT increasing by more than 35%.

Mayne has made good progress in Latin America, especially in Brazil, which offers an important market for generic pharmaceuticals. The underlying business in Brazil performed extremely well with a local currency increase in revenue of 32%, forging a solid position. However, an otherwise good year was marred by the country's economic problems, resulting in the sharp drop in the Brazilian currency. Mayne's penetration into Mexico has been slow; however it was encouraging that sales improved in the latter months of the financial year.

Asia Pacific

The Australian and New Zealand division — which had a pleasing year — is a more mature business, with a higher percentage of branded, rather than generic products.

In Australia, sales of paclitaxel, a chemotherapy drug primarily used to treat breast and ovarian cancer, grew by 57% while those of another cancer treatment drug,

pamidronate, rose by 26%. Epirubicin, used in treating a range of cancers including those of the breast, stomach, ovaries and bladder, captured a 30% market share within four months of its launch.

Altogether, Mayne launched more than 10 new products or product extensions during the year. The business in China was restructured and is now profitable, while in Asian markets generally the ratio of profitability to sales was lifted, notwithstanding tough market conditions due to regional issues such as SARS.

Manufacturing

Contract manufacturing at Mayne's Mulgrave site in Victoria was briefly interrupted following receipt of a Warning Letter in November from the US Food and Drug Administration (FDA) which audits the site because Mayne exports to the US. Mayne moved swiftly to install modifications to systems which were required to meet FDA requirements and the Warning Letter was withdrawn within three months, reinstating the facility's prior status.

The acquisition of two adjacent blocks of land at Mulgrave in 2002 will enable increased capacity at the site, with planning and site design work under way.

Mayne also manufactures oral formulations at Salisbury, South Australia. Doryx, experienced another sound year of sales in the US via our licence partner, Warner Chilcott. Our third manufacturing site in Aguadilla, Puerto Rico, contributed positively to results producing products primarily for the US market.

Product development - the future of Mayne's business

During the year, Mayne acquired the development program and rights to the injectable anti-fungal product fluconazole and to an anaesthetic product, propofol, which are expected to be commercialised in 2004 and 2005 respectively.

Fluconazole will be Mayne's first US product delivered in mini-bags and has market potential of more than $US147 million and annual growth estimated at 10%. Propofol has only two current suppliers in the US, has a local market value of approximately $US425 million and with significant annual growth estimated at 19%. Both products will provide exciting opportunities for broadening Mayne's access to hospitals in the US.

In May 2003, the company announced that it had made an abbreviated new drug application for ondansetron, an anti-nausea agent. This is a Paragraph IV

CONSUMER PRODUCTS *REVENUE Growth*


Total ($m)
JUNE 02* 85.4 26.4 111.8
DEC 02* 86.3 22.4 108.7
JUNE 03 70.1 22.5 92.6
Continuing businesses
Discontinued businesses

* Discontinued businesses in prior periods reflect historical sales of businesses discontinued up to 30 June 2003.

PHARMACEUTICALS *REVENUE Growth*


Total ($m)
DEC 01* 75.2 76.6 50.3 202.1
JUNE 02 70.5 73.4 80.3 224.2
DEC 02 74.1 82.0 68.3 224.4
JUNE 03 66.1 94.1 75.6 235.8
Asia Pacific
Europe, Middle East, Africa
Americas

* For comparison purposes Dec 01 numbers have been presented based on Faulding management accounts for the period July-Sept. 2001 and statutory numbers for the period Oct-Dec 2001.

PHARMACEUTICALS *Product pipeline 2004*

PENDING APPROVAL	NUMBER	LOCAL MARKET VALUE (US$m)
Americas	5	1,575
Europe, Middle East, Africa	3	353
Asia Pacific	2	30
	10	**1,958**
UNDER DEVELOPMENT	13	1,433
(to be filed by June 2004)	**23**	**3,391**

Note: For simplicity, we have assumed that there is only one application required for each new product in each region. In reality, there may be several approvals for each product filed in each geographic region due to country-specific regulations.

filing, which challenges the existing patent and if successful may result in Mayne being granted 180 days marketing exclusivity. The branded drug has estimated sales of $US456 million.

The product pipeline remains active with the submission of nine dossiers to the FDA. In addition Mayne has continued to build its product portfolio in its other major regions.



In April, Mayne received tentative approval in the US to market carboplatin, a treatment for various types of cancer, including advanced ovarian cancer, with a local market value of $US529 million. In June, approval was given in Finland for irinotecan, a colon and rectal cancer treatment with a local market value in Europe of $US130 million.

The launch of carboplatin in the US and paclitaxel in Europe, planned for launch in October 2004 and early 2005 respectively, provides Mayne with significant growth opportunity.

Consumer products

During the year, Mayne streamlined its consumer products business to focus more specifically on its health supplements business. The relatively low-margin and non-core personal wash (soap) and sun-screen businesses in Australia, the UK and the US were sold or ceased.

Results for the year were adversely affected by the Therapeutic Goods Administration's (TGA) decision to suspend Pan Pharmaceuticals' manufacturing licence and recall all products Pan manufactured. As a result of the product recall, coupled with the divestment of the sunscreens business, reported revenue decreased by 8.5% to $92.6 million in the second half of 2003.

Pan was Australia's largest manufacturer of over-the-counter health supplements and produced about one third of the vitamins sold by Mayne.

Mayne responded quickly to the TGA decision by withdrawing products from sale and establishing a consumer refund option. This recall resulted in more than two million individual product units being retrieved. Prior to Pan moving into voluntary administration in May 2003, Mayne had issued legal proceedings against Pan to recover costs associated with the recall, including the write-off of affected stock, consumer refunds, legal expenses and lost profits.

Partly in response to the impact of the recall of Pan products, Mayne instituted a restructure of its business, including a more streamlined marketing and sales force. Furthermore, manufacturing volume at the Virginia site in Queensland increased in order to accommodate the shortage of health supplements.

Prior to the Pan recall, the major health supplement brands had been maintaining strong sales growth, particularly in the multivitamins and arthritis categories. Replacement product has been quickly sourced and has been reintroduced to retailers in the first quarter of the 2004 financial year. As product has become available, sales have been encouraging and management focus will be on rebuilding this business over the next 12 months.

Health services

New technologies are constantly evolving, and the challenge is to ensure these new technologies are used to their full potential.

LEFT: John Owens, Chief Radiographer, at Mayne's Diagnostic Imaging site at The Avenue Hospital, believes that innovations in diagnostic imaging are allowing examinations to be performed faster than ever, with reduced radiation and enhanced patient comfort.

MAYNE ANNUAL REVIEW 2003

17

Mayne's Health Services division encompasses pathology, diagnostic imaging, pharmacy services and medical centres. As a premier provider of pathology services nationally, our combined pathology practices are the market leaders in Victoria, Queensland and Western Australia, and are placed second in the highly competitive New South Wales market. Each year we perform more than nine million pathology services through our network of 74 laboratories and over 500 collection centres. We offer a comprehensive range of services across all pathology disciplines, including but not limited to, biochemistry, haematology, microbiology, virology, serology, cytology, immunology, toxicology and histopathology.

We manage one of Australia's leading diagnostic imaging groups, with operations in three states. Our diagnostic imaging services aid in the early diagnosis of illness and often eliminate the need for invasive exploratory surgery. Our services include state-of-the-art magnetic resonance imaging (MRI), interventional radiology, ultrasound, mammography, computer tomography (CT), nuclear medicine and general X-ray.

Mayne provides a range of services to community pharmacies, including wholesale distribution of pharmaceutical products nationally. We also operate four retail pharmacy brands in Australia: Terry White Chemists[®1], Chemmart[®1], Healthsense[®1], and The Medicine Shoppe.[®2] Through our involvement in medical centres, we work with GPs in Victoria, New South Wales, Queensland, Western Australia and the Australian Capital Territory.

Pathology

Mayne's pathology business has delivered a strong result despite operating in a highly competitive climate. This has been characterised by an overall slowdown in market growth and volume which is in turn a flow-on from a 6% decline in consultations by general practitioners.

Reported revenue of $389.8 million to 30 June 2003 was an increase of 56.4% on the previous year and, excluding Queensland Medical Laboratories (QML) the underlying growth was 5.1%. Reported EBIT for the year under review was $40 million, which included a full contribution from QML in the second half.

Total number of pathology episodes, including QML, rose to 7.56 million from 5.12 million in 2002, and revenue per episode has continued to increase. Underlying episode growth rate in the continuing businesses was 4.4%.

While all states continued to gain market share, a significant national increase can be attributed to the acquisition of QML, Queensland's leading pathology services provider which holds more than 50% of the market. Mayne purchased the business for $260.3 million and completed the acquisition in September 2002.

QML is a high quality business whose performance in the last nine months of the financial year has exceeded initial expectations. Integration of the business with Mayne has been smoothly and successfully accomplished, while also capitalising on the retention of the local brand and its staff.

With Queensland's rapid population growth and higher volume of work in complex tests for conditions such as skin cancer, QML attracts above average fees. More than 30 QML pathologists have now joined the national group whose expertise adds to Mayne's total pathology capabilities.

In New South Wales, Mayne Health Laverty Pathology has continued to show sustained growth and improvement, with stronger revenue growth, higher patient numbers than in the wider market and consistent double-digit growth in the key Sydney metropolitan market.

- Pathology revenue increased by 56%

- Moved to number two in national diagnostic imaging market, including the acquisition of QDI

- Continuing medical centres business records improved performance

- Pharmacy margins increased in highly competitive market

1. Terry White Chemists, Chemmart and Healthsense are trade marks of Mayne Group Limited and its subsidiaries.
2. The Medicine Shoppe® is a registered trade mark of Medicine Shoppe International used under licence.

REVENUE	2002	2003
DIAGNOSTIC IMAGING	$159.6m	$199.2m
PATHOLOGY	$249.3m	$389.8m
MEDICAL CENTRES[1]	$25.1m	$37.6m
PHARMACY SERVICES[2]	$1,406.3m	$1,943.4m

EBIT	2002	2003
DIAGNOSTIC IMAGING	$16.7m	$18.5m
PATHOLOGY	$30.4m	$40.0m
MEDICAL CENTRES[1]	($3.5m)	($2.3m)
PHARMACY SERVICES[2]	$19.5m	$29.9m

[1] Continuing businesses
[2] Results for 2002 are for the period after the FH Faulding business
was acquired – 1 October 2001 to 30 June 2002

Dorevitch Pathology in Victoria and Western Diagnostic Pathology in Western Australia continue to grow ahead of overall local market levels.

The full acquisition of Gippsland Pathology Service — of which Mayne had held 32% since June 2000 — complements Mayne's existing pathology business in Victoria and provides an opportunity to reduce costs through capitalising on existing infrastructure.

Overall in pathology services Mayne has made good progress in productivity and in programs to reduce costs in laboratory operations. There has been some pressure on margins due to an increase in coning, (where reimbursement from the Government for tests performed is less than the total number of tests requested by the GP), insurance and one-off integration costs. Progress has been achieved in standardising laboratory analyser platforms in all states, based on best practice and strategic imperatives. Mayne has also secured access to new technology platforms through partnerships and internal programs and is focusing on IT initiatives to improve customer service and internal productivity.

Diagnostic imaging

Diagnostic imaging reported revenue of $199.2 million in 2003, a 24.8% increase on the previous year. The growth in revenue was largely due to the acquisitions of Queensland Diagnostic Imaging (QDI) and the acquisition of 10 radiology sites in New South Wales from Pacific Healthcare in the second half. These practices have a higher proportion of specialised procedures, assisting Mayne in consolidating a market leading business.

The primary focus for the acquisitions has been to maintain the integrity of the underlying business and revenue stream. However, this has meant costs exceeded preferred levels, and Mayne is now working to reduce these to build a more robust earnings platform for the future.

Reported EBIT for the year under review

Diagnostic imaging revenue increased by 24.8%

grew 10.8% to $18.5 million and the EBITA margin declined to 12.2% in 2003 from 12.7% in 2002.

Revenue per examination increased by 2.7% over the second half of 2002 to $115.60, primarily reflecting the change in product mix to higher-revenue services such as CT scans and MRI, as well as the incorporation of six weeks of QDI's operations.

In the second half, total examinations numbered 923,800 an increase of 28.7%, compared with the prior corresponding period, largely due to acquisitions. The underlying business had a 4.3% increase over the same period.

The acquisition of the highly respected QDI business brings access to the broader Queensland market and to the larger private hospital sites in Brisbane. As well as complementing existing Mayne businesses on the Sunshine Coast, QDI adds a good mix of specialist imaging services such as MRI.



In line with Mayne's long term strategy, the radiology sites purchased from Pacific Healthcare are all geared towards higher modality services such as MRI and CT scans. In addition, this acquisition provides entry to the specialist-dominated eastern suburbs of Sydney.



DIAGNOSTIC IMAGING *Examination Growth (000's)*

JUNE 02	717.7
DEC 02	796.1
JUNE 03	923.8

PATHOLOGY *Revenue per episode*

JUNE 02	$48.8
DEC 02	$50.8
JUNE 03	$52.3

PHARMACY SERVICES *EBITA margin*

JUNE 02	2.10%
DEC 02	2.15%
JUNE 03	2.19%



Mayne's extension into specialist imaging for women occurred with the purchase of Melbourne Ultrasound for Women, a highly regarded obstetrics and gynaecology ultrasound and counselling practice.

Further initiatives such as the installation of two dedicated cardiac MRI systems at premier sites in Sydney and Melbourne, a collaboration with Sydney's Prince of Wales Medical Research Institute to install a 3 Tesla MRI system, and a move to own and operate Knox Private Hospital's Diagnostic Imaging Department - previously operated as a joint venture - have lifted Mayne's profile and expertise in the emerging field of specialist imaging.

In a market with a shortage of imaging specialists, investments in technology and dedicated training initiatives place the business in a favourable position to recruit talented specialists keen to work with state-of-the-art technology and equipment.

Pharmacy services

Pharmacy services had a solid performance in the year under review, a most satisfactory outcome in light of the intense competition in the sector.

Following the ACCC's rejection of the proposed merger between API and Sigma, the wholesale distribution market experienced renewed price pressure. Despite this increased competition,

combined with a slowdown in the Pharmaceutical Benefits Scheme payments, Mayne was able to maintain a consistent market share during the second half of the year after a marginal decline in the first half.

In such a volatile environment it was pleasing that EBITA margins increased slightly, reflecting strong management discipline in cost control and pricing.

Mayne continued developing new services for customers, including new retail IT initiatives, a Golden Rewards Loyalty program with American Express and consumer health programs for use by local pharmacies. Late in the financial year, Terry White Chemists®, unveiled its new brand format to position the pharmacy as the centre of community health and has received positive feedback from pharmacists and consumers.

In June 2003 the rollout of the core IT platform for the business, Orion, was completed. Covering all warehouses nationally, the system will allow more streamlined and efficient processes for Mayne and its customers.

Medical centres

Improvements in underlying business operations and the sale of the under performing Corporate Health Management

operation resulted in the medical centres business turning in its strongest recorded performance.

Reported revenue for continuing medical centres increased by 49.8% over the previous year to $37.6 million. The integration of new medical centres led to consultations climbing to 954,000 in the second half, a 9.1% increase compared with the prior corresponding period.

In the second half of the period under review, the business has shown considerable improvement and management has turned it from a loss-making to a break-even business.

A shortage of doctors, particularly in New South Wales, remains an issue; however an active recruitment campaign has started attracting new doctors to Mayne.

The significant restructuring undertaken in 2003 has reduced the burden of excessive overheads and positions the business for improved financial performance in 2004.

Hospitals

Results for the hospitals business have been pleasing and the turnaround, which was apparent in December 2002, has been confirmed in the full year results.

LEFT: Belinda Johnson - Nurse Unit Manager - along with her nursing colleagues, form part of a highly specialised team comprising surgeons, anaesthetists, physicians, case managers, physiotherapists and occupational therapists, who work together to provide exceptional patient care at The Avenue Hospital in Melbourne.

Mayne operates hospitals across metropolitan and regional Australia, including stand-alone private facilities, collocations with large public teaching hospitals and management of three public hospitals in Australia, and three hospitals in Indonesia. All of our Australian hospitals are accredited with the Australian Council on Healthcare Standards (ACHS).

With our wide range of clinical services we treat 24% of all patients admitted to private hospitals throughout Australia each year.

Our hospitals division has pioneered a national initiative addressing patient safety and quality of care, through the implementation of a clinical governance framework. The initiative embodies Mayne's commitment to safety and quality principles and the provision of the best possible care to patients.

Results for the hospitals business have been pleasing and the turnaround, which was apparent in December 2002, has been confirmed in the full year results.

The paramount focus during the year has been to restore performance through increased management responsibility and accountability, a move that has also improved relationships between Mayne and the medical profession at the local hospital level.

Reported revenue for 2003 was $1,287.1 million and the progressive improvement in management's strategy to turnaround

the performance of the division saw revenue (excluding divested hospitals) for the second half increase by 7.2% compared with the prior corresponding period.

Reported EBIT was $54.6 million continuing its steady improvement from the end of the 2002 financial year. This is a solid result given the increase in nursing and medical indemnity insurance costs borne by all private hospitals during the period. EBITA margins improved to 5.5% in the second half of 2003 compared with 4.7% in the first half.

The national management team supported the return of accountability at the local hospital level with the development of key performance indicator packs for hospital directors. These include financial indicators, statistics on patient satisfaction, clinical indicators, adverse events and data covering relationships with doctors.

A more direct reporting structure for hospitals has been implemented, supported by a leaner, more responsive corporate office. Hospitals have now been grouped according to acuity and service type, which will encourage a sharing of best practice and benchmarking across the key indicators. The introduction of this peer group support mechanism has replaced the previous regional structure.

Building relationships

After a decline in its hospitals performance in 2002, Mayne undertook wide-ranging structural reform of its hospital management practices. The shift to

- Pleasing turnaround in hospitals performance, with underlying revenue for the second half increasing by 7.2% over the prior corresponding period

- Return of accountability to the local hospital level

- Mayne Nursing Council established to support nursing issues and initiatives

- Top 100 doctors increased revenue by 18%

decentralised management — 43 experienced directors being appointed to cover its 50 hospitals — gave hospital directors and doctors a greater level of involvement in decision making.

This approach has proved successful with the top 100 doctors lifting revenue by 18% over the previous year. Overall admissions growth from the continuing hospitals was competitive with industry trends and occupancy has remained at acceptable levels of 76.1% for the period under review. The average length of stay has decreased, following additional focus in a case payment environment.

Mayne has also supported key medical colleges throughout the year – including sponsorship of the Royal Australasian College of Surgeons annual conference in Brisbane in 2003. We have also partnered with key colleges in an attempt to address the shortage of medical practitioners in rural areas. Mayne will be offering a rural scholarship program in support of this issue in 2004.



HOSPITALS	2002	2003
REVENUE	$1,396.7m	$1,287.1m
EBIT	$71.6m	$54.6m

A new initiative saw the Mayne Nursing Council established, bringing Mayne and external nursing representatives together and was set-up in acknowledgement of:

• Nurses facing major challenges

• Nursing being more than just about pay rates

• A need to provide high-level advice to assist in policy and strategic direction for nurses and nursing issues

• A need to assist Mayne to provide leadership on nursing issues.

During the year Mayne entered into a preferred provider agreement with a major nursing agency, Origin Healthcare, in recognition of increasing agency staff usage, the soaring nurse agency fees, and subsequent disruption to patient care. The Mayne nurse agency initiative has seen a significant reduction in the use of agency nurses and more than 200 nurses electing to join Mayne's permanent workforce. This is a positive outcome as it means more regular and familiar nursing teams operating in Mayne's hospitals, providing an increase in the quality and continuity of nursing care – benefiting our staff, patients and doctors. It has also enabled a redirection of resources to lead the industry in addressing nursing pay issues in New South Wales and Queensland.

Focus on clinical risk minimisation

A reconstituted National Medical Advisory Committee (NMAC), comprising independently elected doctors who work in our hospitals in each state, was established during the year. This forum enables discussion of, and advice on, clinical matters raised by local hospital medical advisory committees and assists Mayne in formulating company-wide clinical policies.

A major focus during the year was to further improve patient safety. With the full support of the NMAC, these objectives were encapsulated in a new Patient Safety and Quality of Care framework document. This framework has established an industry benchmark, and was launched by the Commonwealth Department of Health and Ageing. Mayne is unique in having a corporate framework for monitoring and continually reviewing performance, a feature that reinforces the quality standards set in Mayne's hospitals — all of which are accredited by the ACHS.

In a related move, Mayne hospital by-laws have been revised and new medico-legal risk management guidelines issued. Insurance costs continue to be a significant issue for the business and a number of strategies are being pursued in an effort to limit further increases.

Health funds and supplier relationships

Mayne has fixed term agreements with most private health funds with guaranteed rate increases. The increases received during the year are in line with industry trends and provide a sound platform for revenue. However, there have been extraordinary industry-wide cost pressures faced in the past 12 months which have proved difficult to cover. There has been moderate success in attaining some further reimbursement from the private health funds, but the rate of industry cost escalation is expected to continue, which will mean looking at further rate increases from funds or exploring alternative revenue options.

Mayne has succeeded in maintaining sound relationships with the private health funds to improve the service of the private health care sector, with initiatives such as the Mayne Electronic Claims System (MECS). MECS is an electronic claims checking system, developed by Mayne, which links hospitals and health funds, significantly reducing administrative costs compared to the current manual system and improving cashflow. A successful trial with MBF has been completed and we are now extending the product to other funds.



EBIT ($m)

JUNE 02	$7.3
DEC 02	$25.3
JUNE 03	$29.3



NET REVENUE PER ADMISSION* ($)

JUNE 02*	2,101
DEC 02*	2,217
JUNE 03	2,265

* Excludes prosthesis revenue and other income

In May 2003, Mayne held its annual Health Fund Symposium with representatives from all health funds in attendance. A number of projects were identified that would ultimately improve the private hospital experience



for health fund members. These initiatives include programs to provide superior clinical treatment, such as reducing unnecessary bed days for patients undergoing joint replacements.

Despite the price tension with private health funds, Mayne believes it is crucial for the industry's future that there is a constructive working relationship and these developments clearly distinguish Mayne's leadership position.

Beyond the funding environment, Mayne has also used its business scope in other areas, such as the establishment of preferred provider relationships with major suppliers, complementing its continued

focus on managing consumable and supply costs at each hospital site. An example of this improved relationship is the joint initiative between Mayne and Johnson & Johnson Medical to jointly promote the nursing profession and advances in clinical techniques.

Capital development

With a capital development program of more than $57.9 million in 2003, Mayne continued to invest in its hospitals. Responsibility for the capital equipment program rests at the local hospital level, while major initiatives are approved at a national level. We are progressively upgrading a number of patient accommodation facilities and have earmarked significant funding for infrastructure projects such as nurse call systems, fire protection and theatre and patient ward air-conditioning. During the year, 45 major capital projects were initiated, including significant works at Knox, Port Macquarie, Mount, Cotham, Pindara, Nowra and North Gosford Private Hospitals.

Occupational health and safety

In the year under review Mayne revitalised its focus on occupational health and safety issues, resulting in an outstanding 43% reduction in staff lost-time injuries.

This improvement is positive; however Mayne continues its focus on awareness and accountability for further improvement. It has also commenced linking its clinical risk reduction programs. For example, the "Patient Falls Prevention" initiative has been successfully integrated with the staff patient lifting techniques training program.

Indonesia

In Indonesia, Mayne's hospitals maintained their reputation for high clinical standards and customer care. Business development initiatives have been aimed at the high acuity end of the market, with infrastructure and equipment investment throughout the year supporting this strategy. This has produced a stronger revenue performance, with a 16% increase on the previous year as well as an improved EBIT.

Opportunities to utilise knowledge and resources between both countries are now being realised; specifically application of our Australian infection control program to our Indonesian hospitals and a nurse training program to support selective entry of Indonesian nurses to Australia.

People and community

Through CARE Australia, Mayne provides ongoing financial support for international humanitarian aid projects.

LEFT: This picture was taken in the Rakhine region of Myanmar, where CARE has implemented a 'Livelihood Security Project'. The program is aimed at improving the livelihood and safety of the vulnerable Rohinga ethnic group who have endured many years of civil war.

As part of our continuing commitment to actively participate in the communities we serve and the industries in which we operate, Mayne supports various health related initiatives and medical research projects.

Following the tragic bombings in Bali in late 2002, Mayne implemented a range of initiatives providing urgent assistance. We coordinated the prompt collection of medical supplies from 300 pharmacies and facilitated four shipments of donated products from Mayne's distribution centres and hospitals. In total, approximately 30 pallets of donated products were dispatched. We also sent supplies to Bali from our Indonesian hospitals.

Mayne provides financial support for international humanitarian aid projects through CARE Australia. Over the past year, CARE has implemented approximately 150 sustainable development and emergency relief programs, and contributed to reducing poverty in 24 countries.

Mayne is an active participant in health and medical research, working in collaboration with various organisations in order to find new and better methods to prevent and treat illness.

We have made a long-term commitment to the Queensland Skin and Cancer Foundation (QSCF), and will donate $1 million to assist in the future diagnosis and treatment of skin disease and cancer. As a result of the donation, the QSCF will

increase their research involvement and will oversee clinical research, speciality clinics and teaching of dermatology, to ensure that Queensland is a world leader in skin disease and skin cancer research and treatment.

In partnership with Sydney's Prince of Wales Medical Research Institute, Mayne procured a Philips Intera 3T MRI system, the first of its kind in New South Wales, which allows high-powered analysis and imaging of the brain, nervous system and the body. The scientific and radiology community will have access to this unique MRI technology which will potentially help to advance research for cures into conditions such as epilepsy, Parkinson's disease and the investigation into diseases such as prostate cancer and rheumatoid arthritis.

For the past two years, our sponsorship of the Chair of Complementary Medicine at the University of Queensland has supported further education and research into the complementary medicines field. Conducted through the Health Sciences faculty, the research and education initiatives aim to make a significant contribution to driving knowledge and better practice of complementary medicine within the wider community.

In 2002, the prestigious Mayne Florey Medal and Prize was awarded to Professor Colin Masters, in recognition of his world-leading research into the cause of Alzheimer's disease. The Medal and Prize is awarded biennially to Australians working in the biomedical sciences and recognises major discoveries of benefit to human health.

• A donation of $1 million was made to the Queensland Skin and Cancer Foundation, to assist in future diagnosis and treatment of skin disease and cancer

• Sponsorship of the Chair of Complementary Medicine at the University of Queensland, to support further education and research into the complementary medicines field

• Support provided to several scientific meetings and education programs to assist the exchange of ideas among health professionals

Our continuing support of the Western Australian Institute for Medical Research assists cardiac, respiratory and cancer research with a focus on the genetic causes of disease. Additionally, the Mayne Women's Health Fellowship, in its tenth year, funds clinical research into diseases and conditions affecting women's health. The 2003 fellowship was awarded to Dr Andrew Murray for his studies into endometriosis.

We've also sponsored medical fellowships in a number of clinical research programs within our hospitals, including research relating to neurosurgery, cardiac surgery, liver cancer and gynae-oncology.

During the year, Mayne supported a number of health campaigns, an important vehicle for community awareness of health related issues, and for raising vital funds for research and promotion.

In the 2003 financial year we contributed to a variety of health promotion and fundraising campaigns, including the Cure for Life Foundation's fundraising dinner,



which raised important funds to aid in the treatment of brain cancer in young people as well as the National Breast Cancer Foundation's Pink Ribbon Day.

Mayne's program of community engagement also supports various state-based arts initiatives in the areas of visual arts, writing and music.

Mayne provides resources for a number of scientific meetings and education programs to assist the exchange of ideas amongst health professionals. We recognise that professional development and further education are invaluable to the health professionals with whom we work.

The Mayne AIPM Harvard Scholarship is in its fifth year, and enables a practising pharmacist to attend a business management course at Harvard University in the US. Administered by the Australian Institute of Pharmacy Management, the scholarship is awarded annually to a high-achiever in the pharmacy industry.

Mayne also sponsors a major prize at the Royal Australian New Zealand College of Radiologists annual meeting awarded to the best scientific paper by a student member. The prize allows the recipient to attend a major accredited conference or overseas fellowship program.

Our pharmaceuticals business sponsors the DBL Development Fund. Awarded annually, grant applications are received from practising hospital pharmacists, technicians and pharmacy students for purposes including research projects, travel to conferences and study assistance.

In addition, we fund two scholarships for students of Biomolecular Chemistry at the University of South Australia, and contribute prizes to high achieving first and second year students at the Victorian College of Pharmacy.

Our people

Mayne has a diverse, talented and innovative workforce operating worldwide, dedicated to supporting health professionals in preserving or restoring health.

Mayne's employees are fundamental in helping to underpin our ability to meet our own, as well as our customers' and stakeholders' goals. As at 30 June 2003, Mayne employed approximately 30,000 people worldwide, with 28,000 people in Australia.

Mayne's employee group consists of people from a wide range of cultures, backgrounds and countries, considered to be a major strength for the company. In addition, there is a diverse range of professional and operational skill sets

from within the hospitals, health services, pharmaceuticals – and up until early 2003 – transport and logistics industries.

During the period October 2002 to February 2003 a fundamental change in the relative skill base occurred as more than 16,000 employees and contractors left Mayne as a result of the sale of the logistics business. This was a period of high uncertainty for logistics employees and contractors. Those employees involved in the sale continued to provide high levels of service through this difficult period, and are commended for their dedication and commitment.

In the past financial year approximately 2300 new employees joined the group through pathology and diagnostic business acquisitions, bringing new skills and opportunities. Importantly, the acquisitions have also given Mayne additional access to professional health services staff, which in selected areas are in short supply nationally.

Leadership development and people management programs have been a major focus for the period. In addition, a range of professional development programs relating to specific health service skills have been introduced.

A new leadership development program has been implemented across the Health



Leadership development and people management programs have been a major focus for the period.

Services business, which identifies up-and-coming senior managers who display potential as future leaders. The program aims to provide key managers with the appropriate assistance and support to further develop their leadership skills and business acumen.



Mayne believes that providing employees with further education is fundamental to business success and also helps to retain and attract the industry's top professionals. As an example, Mayne diagnostic imaging specialists and senior radiology registrars in New South Wales were provided the opportunity to attend a National Imaging Specialist Conference. The Conference – accredited by the Royal Australian New Zealand College of Radiologists – provides delegates with an opportunity to learn about the latest advances in diagnostics, including changes in technology, processes and industry wide best practice.

In addition, we also hold several professional development seminars for our sonographers, (those qualified to perform ultrasound exams), aimed at improving their skill level and knowledge.

We also remain committed to providing ongoing training initiatives for new health care professionals. For example, in the pathology business, Mayne employs the largest number of pathology registrars in private practice throughout Australia. This in an ongoing program targeted at supporting the pathology industry as well as providing superior training initiatives.

The hospitals business has implemented a range of programs to develop best practice initiatives within the company. This has included dedicated internal coaching teams, where experienced industry professionals provide assistance to local hospital management, through to external programs. We have worked with industry partners to provide superior international training initiatives to employees. Selected personnel attended overseas university courses specialising in health care delivery. This knowledge is then shared throughout the organisation to enable better management and patient care practices.

In March 2002, the Mayne graduate program was launched, intended to further strengthen business and management capability. All 16 graduates who commenced with Mayne have remained on the program, with a further seven graduates joining the program in 2003.

The graduate program involves a three-year rotation across selected business streams, to provide opportunities and experiences to enhance career development. Mayne remains committed to training young professionals within the organisation, and will continue to develop this initiative with the goal of becoming a graduate program employer of choice.

Management accountability for occupational health and safety was the major theme in Mayne's ongoing program to reduce work-related risks and consequent injuries to employees, contractors and customers. Safety targets were incorporated into business performance measures across the organisation, against which annual management performance levels are assessed. More than 500 managers and supervisors attended refresher training in their responsibilities during the year. Providing a workplace free of occupational health and safety risk remains a priority for the company.

Corporate Governance Statement

Role of the Board

The Board is the governing body of Mayne Group Limited and seeks to represent and serve the interests of shareholders by overseeing and appraising the strategies, policies and performance of the company. The Board's role includes protecting and optimising company performance and increasing shareholder value, setting the company's values and standards, and ensuring shareholders are kept informed. A written Board Charter which includes details in relation to the responsibilities of the Board and its relationship with management was adopted by the Board in June 2003 and a copy is available from the Corporate Governance section on the company's website (maynegroup.com).

Corporate governance principles

The Board has reviewed its corporate governance policies in line with the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations" published in March 2003. Mayne's current policies and procedures comply with the Best Practice Recommendations in all material respects.

Board composition

The Board has eight Directors – seven non-executive Directors including the Chairman and one executive Director. All current non-executive Directors are considered by the Board to be independent, having regard to the guidelines for assessing "independence" set out in the Best Practice Recommendations and the materiality threshold referred to below. Broadly

speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could be perceived to, materially interfere with the Director's ability to act in the best interests of the company. Where the Director has an affiliation with a business which provides to or acquires from Mayne goods or services in the ordinary course of business on an arms-length basis and which, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both Mayne and the particular business in question), this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the materiality of the particular circumstance with respect to the independence of the particular Director will be reviewed by the Board. The names, qualifications, skills, experience, expertise, and appointment dates of the current Directors of the company are set out on page 7.

Peter Smedley retired from the Board on 28 August 2002. Peter Willcox was appointed as Deputy Chairman on 1 October 2002 and assumed the role of Chairman on 1 January 2003, replacing Mark Rayner who retired as Chairman and Director on 31 December 2002.

The composition of the Board is reviewed by the Nomination Committee to ensure that the Board has the appropriate mix of expertise and experience. Whilst it is the Board's role to define the desired qualifications and attributes for any new Board candidate, the Board seeks the advice of the Nomination Committee which also puts forward appropriate candidates from time to time, generally with input from independent consultants.

Board meetings and contacts with executives

The Board holds regular scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. Fourteen Board meetings were held during the year. Senior executives regularly attend Board and Board Committee meetings to make presentations, and Directors also undertake visits to operational sites from time to time.

Performance review of the Board

In recent years, the Board has periodically conducted a review of its processes to ensure that it is able to carry out its functions in the most effective manner. This has involved each Director assessing and commenting on the Board's performance against its major accountabilities. The Board again undertook this review process in 2002/03, during September and October 2002.

In June 2003, the Board initiated new procedures for performance review of the Board and its Committees. On an annual basis, each Director is to provide written feedback in relation to the performance of the Board and its Committees against a set of agreed criteria. Feedback will be collected by the Chairman, or an external facilitator, and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its Committees. Where appropriate to facilitate the review process, assistance may be obtained from third parties. Details of the performance evaluation process in relation to the Board and its Committees, are available from the Corporate Governance section on the company's website.

Board Committees

To assist in the execution of its responsibilities, the Board has previously established a number of Board Committees including an Audit and Compliance Committee, Compensation and Nomination Committee, Occupational Health, Safety and Environment Committee, Share Issue Committee and a Standing Committee for Urgent Matters. Towards the end of the year, the Compensation and Nomination Committee was replaced by two separate Committees, the Remuneration Committee and the Nomination Committee.

Audit and Compliance Committee

This Committee is responsible for providing a link between the external auditor of Mayne and the Board. It reviews financial statements for accuracy, to ensure they reflect a true and fair view, and for adherence to accounting standards and policies. The Committee reviews accounting policies adopted or any changes made or contemplated, and is also responsible for reviewing the plans, results and effectiveness of the external and internal audit programs. In addition, it is the Committee's role to approve the scope of the audit and recommend the external auditor's fees for Board approval. It also ensures that procedures are in place to verify the existence and effectiveness of accounting and financial systems and other systems of internal control and business risk management.

Another role of this Committee is to review procedures and policies the company has in place to ensure compliance with laws and regulations in areas such as trade practices, occupational health and safety, and the environment, in addition to insider trading laws and continuous disclosure requirements.

The Charter for the Audit and Compliance Committee was reviewed and revised in June 2003 and is available from the

Corporate Governance section on the company's website. In accordance with the revised Charter, the Committee is responsible for making recommendations to the Board on the appointment, reappointment, replacement and remuneration of the external auditor as well as evaluating the auditor's performance and independence. The Committee will review the appointment of the external auditor annually based on an assessment of the auditor's performance and independence. The Committee also plays a role in monitoring (and if necessary approving) non-audit services performed by the external auditor. In this context, guidelines were implemented in the second half of the year that clearly identify the types of non-audit services that may be provided by the external auditor including those that may be provided with Committee approval, those that must be referred to the Board for approval, and those that are strictly prohibited. In addition, the Committee is responsible for reviewing the results and effectiveness of the internal audit programs, as well as monitoring its independence from the external auditor. Further details of the current policies and procedures adopted by the Board in June 2003 with respect to the external auditor are available from the Corporate Governance section on the company's website.

The revised Charter provides that the Committee must consist of only non-executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members. It also states that all members should be financially literate and at least one member should have financial expertise (i.e. a qualified accountant or other financial professional with experience of financial and accounting matters).

At the commencement of the year, a majority of members of the Committee (including the Chair) were independent non-executive Directors. Since 28 August 2002, all members have been independent non-executive Directors. The members during the year were Messrs PC Barnett (Chair), MR Rayner (until retirement on 31 December 2002), PE Mason, PJ Willcox (since 1 January 2003) and PJ Smedley (ex-officio member until 28 August 2002). Details of the current members' qualifications are set out on page 7 of this report. The Committee met eight times during the year with all members being in attendance on each occasion.

The external audit partner usually attends meetings by invitation, as do relevant senior executives of Mayne. The external auditor (KPMG) was appointed in 1990 and their continued appointment has been subject to review. The Lead External Audit Engagement Partner was last rotated in 2002 and, under current policy, is required to rotate at least once every five years.

Compensation & Nomination Committee

During the year, this Committee's purpose was to monitor, review and make recommendations to the Board, as necessary, regarding:

- the remuneration arrangements for the Group Managing Director and Chief Executive Officer and other senior executives;
- the remuneration policies and personnel practices and strategies of the company generally;
- company option / share schemes;
- the remuneration arrangements for non-executive members of the Board; and
- the size and composition of the Board, criteria for Board membership and the membership of the Board, and to propose candidates for consideration by the Board.

Corporate Governance Statement continued

In April 2003, the Committee was replaced by two separate committees; namely the Remuneration Committee and the Nomination Committee. The Remuneration Committee has taken over the previous responsibilities of the Compensation and Nomination Committee in relation to remuneration arrangements and personnel policies and practices, while the Nomination Committee has assumed the responsibilities relating to Board membership, size and composition. In addition, the Nomination Committee is also responsible for assisting the Board as required in relation to performance evaluation of the Board, its Committees and individual Directors and for reviewing and making recommendations in relation to any corporate governance issues as requested by the Board. Full details of the Committee Charters including the policy and procedure for selection and appointment of new Directors are available from the Corporate Governance section on the company's website.

At the commencement of the year, a majority of members of the Compensation and Nomination Committee (including the Chair) were independent non-executive Directors. Since 28 August 2002 and prior to it being replaced, all members were independent non-executive Directors. The members during the year were Sir Ross Buckland (Chair) and Messrs PC Barnett, MR Rayner (until retirement on 31 December 2002), PJ Willcox (since 1 January 2003) and PJ Smedley (ex-officio member until 28 August 2002). The Committee met twice during the year with all members in attendance on both occasions.

The Nomination Committee and Remuneration Committee charters both specify that each Committee must consist of a minimum of three members (the majority being independent Directors) and is to be chaired by an independent Director (in the case of the Remuneration Committee, who is not the Chairman of the company).

The members of the Remuneration Committee are Sir Ross Buckland (Chair) and Messrs PJ Willcox and PC Barnett, all independent non-executive Directors. The Committee (having been formed as a separate committee in April 2003) met once during the year with all members in attendance.

The members of the Nomination Committee are Ms SCH Kay (Chair) and Messrs PJ Willcox and RMcR Russell, all independent non-executive Directors. The Committee (having been formed as a separate committee in April 2003) met once during the year with all members in attendance.

Occupational Health, Safety and Environment (OHSE) Committee

This Committee's role is to review and report to the Board as appropriate on all significant OHSE policies and the adequacy and effectiveness of the systems in place to manage OHSE risks and issues across the group, and to ensure adequate internal and external audit review of the OHSE management system and major risks.

The members of the Committee are Mr RMcR Russell (Chair), Sir Ross Buckland and Ms SCH Kay, all independent non-executive Directors. The Committee met three times during the year with all members in attendance other than one meeting which Sir Ross Buckland was unable to attend.

Share Issue Committee and Standing Committee for Urgent Matters

All Directors are members of these Committees, although it is not expected all will attend each meeting.

The Share Issue Committee has delegated power to issue shares under the Dividend Reinvestment Plan and employee share and option schemes and in other circumstances approved by the Board. Two Directors, including at least one non-executive Director, can form a quorum.

The Standing Committee for Urgent Matters deals with matters that require an immediate response and have previously been approved in principle by the Board. Three Directors, including the Group Managing Director and at least two non-executive Directors, can form a quorum.

These Committees did not meet during the year.

Director remuneration and other terms and conditions of appointment

The company's Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors for each financial year and its distribution amongst them, provided that the total amount does not exceed the maximum approved from time to time by shareholders in general meeting.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $1,000,000 per annum in aggregate.

The total remuneration paid (excluding retirement benefits) to all of the non-executive Directors for their services as Directors during 2002/2003 in aggregate was $969,644. Non-executive directors are required to apply part of their Directors' fees in acquiring shares in the company. Further details of Director emoluments, and of the Board's policy and practice with respect to Director remuneration, are set out in the Directors' report.

During the year the Board changed the structure of Board remuneration by closing the non-executive Director retirement allowance scheme to all future Directors and to current non-executive Directors with less than two years service. Previously, after completing two years of service, each Director was invited to enter into a service agreement which provides a retirement benefit on terms previously approved by shareholders. The three longer serving non-executive Directors, being Messrs PE Mason, PC Barnett and Professor J Sloan have pre-existing service agreements with the company and continue to be entitled to the payment of a retirement allowance in accordance with their agreements (the form of which had previously been approved by shareholders). Under these agreements the company provides a retiring allowance equivalent to the last three years of the Director's fees, plus 5% of that amount for each additional year of service beyond three years. Any superannuation benefits from compulsory company contributions are deducted from this allowance.

In recognition of the closing of the non-executive Director retirement allowance scheme, fees for non-executive Directors with less than two years service (and therefore not party to a service agreement) were increased from $75,000 to $100,000, with the Chairman's fee increasing from $225,000 to $300,000, and such increases were paid retrospectively from the start of their service with Mayne. The increases were based on independent actuarial advice as to the value of the retirement benefit that these non-executive Directors have forgone. The revised fee structure remains within the overall maximum aggregate cap of $1,000,000 per annum in respect of Directors' fees that was approved by shareholders at the 2001 Annual General Meeting.

All Directors, except the Group Managing Director, must retire by rotation at least every three years, although each may stand for re-election. A maximum 15-year service period for newly appointed Directors was introduced in November 1995, and relevant Directors were advised of this at the time of appointment. In June of this year, a new policy guideline, which replaced the 1995 policy, established that tenure of Board service should be limited to a maximum of nine years except in special circumstances.

In relation to the new policy guideline regarding tenure of office, the Board recognises that Mr Mason's period of service exceeds nine years. However, the Board believes the retention of Mr Mason's knowledge of, and experience with, the company and the particular expertise that he brings to the Board, are of considerable importance having regard to the current stage of development of the company's business portfolio as well as Mr Willcox's recent assumption of the role as Chairman. In these special circumstances, the Board has asked Mr Mason to continue serving as a non-executive Director.

Under its Constitution, the company indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than Mayne or its related bodies corporate, unless the liability arises out of conduct by the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. The company has entered into formal deeds confirming this indemnity in favour of each of its Directors.

In addition, the company has entered into deeds in favour of each of its Directors granting rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director. Under the deeds, the company also assumes obligations to arrange Directors' and Officers' liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under the company's Constitution approved by shareholders.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director which could create a potential conflict of interest. This position is also entrenched in the company's Constitution. In addition, each Director is required to notify the company if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their "independence" as a Director.

In relation to all future new non-executive Director appointments, the new Director will receive a formal letter setting out key terms and conditions relating to the appointment and confirmation will be sought that the new Director will be able to allocate sufficient time to meet the requirements of the role.

Corporate Governance Statement continued

Independent professional advice

The company has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at the company's expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the non-executive Directors.

Board review of management performance and remuneration

Executives and managers are subject to an annual individual performance review which addresses performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives (including measures) are set for the forthcoming review period.

The performance of key executives is further considered by the Board's Remuneration Committee (prior to its inception, by the Compensation and Nomination Committee), including in the context of reviewing the capability of management to realise the company's business strategy.

The performance of the Group Managing Director and Chief Executive Officer is assessed by the Board against objectives related to the Company's strategy and business plans.

Remuneration policies and details of the remuneration packages of the five officers receiving the highest emoluments during the year are set out in the Directors' report.

Ethics

An important goal of the company is to develop and maintain a strong culture built on the expectation that all Directors, managers and employees will act with integrity and honesty at all times. The company has individual policies across a range of specific areas including, for example, occupational health and safety, workplace discrimination and harassment and appropriate use of internet and email. Further, a Code of Conduct was adopted in June 2003 in order to set out a clear understanding of desired behaviours. A copy of the Code of Conduct is available from the Corporate Governance section on the company's website.

Share trading policy for Directors and employees

Mayne has established policies in relation to trading in Mayne securities by Directors and employees of Mayne. The policies reflect the insider trading provisions of the Corporations Act and, broadly speaking, seek to limit trading of Mayne securities by Directors and employees to three one month windows during the year coinciding with the release of Mayne's half-year results, annual results and the holding of Mayne's Annual General Meeting. The policies are available for employee access on the Mayne intranet. Summaries of these policies are available from the Corporate Governance section on Mayne's website. Directors' shareholdings are shown on page 35 of this report.

Continuous disclosure policy and processes

Mayne has in place a Disclosure Policy (first issued in October 2002) which sets out guidelines and processes to be followed, including the establishment of an internal Market Disclosure Committee, in order to ensure the company's continuous disclosure obligations are met. In addition, there is a Media Relations Policy that clearly outlines the individuals who are authorised to make statements to the media and the process for authorising media releases. Mayne also has an established practice of posting media releases and other major announcements, such as half year and full year results, on its website promptly following lodgement of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of Mayne's policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section on the company's website.

Internal control and management of significant business risk

Risk management

The identification and proper management of risk within the company is an important priority for the Board and management. Mayne views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies, and therefore is committed to the philosophy of effective business risk management as a core managerial capability.

In June 2003, Mayne issued a formal Risk Management Policy confirming the importance of developing organisational wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy is available from the Corporate Governance section on the company's website, and includes details of the responsibilities of the Board, various Board Committees, management and internal audit.

Financial reporting, investment appraisal, and foreign currency/interest rate exposure

The results of each business are reported against budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

The company is exposed to changes in interest rates and foreign exchange rates. The company's policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

The company's internal audit function is led by in-house resources positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor the company's compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to ensure that prompt action is taken to achieve compliance.

Communications with shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting Mayne's state of affairs. Information is communicated to shareholders through the Financial Report and Annual Review, half year and full year results announcements, disclosures to the ASX,

the company's internet site and the Annual General Meeting. Mayne also has a number of systems and processes in place aimed at providing shareholders with important information in a timely manner through electronic communication and also facilitating more effective participation at general meetings. In particular Mayne seeks to:

- Provide a comprehensive and up to date website which includes copies of material information lodged with the ASX (including announcements and financial information) as well as other company information;

- Place relevant announcements, briefings and speeches made to the market or media on the website;

- Advise the market in advance of open briefings to institutional investors and stockbroking analysts via the ASX and the company's website, and lodge all presentation materials with the ASX prior to the presentation commencing. Mayne's policy is also to place such information on the website promptly following completion of the briefing;

- Place full text of Notices of Meeting and accompanying Explanatory Notes on the website. The external auditor is also requested to attend the Annual General Meeting and be available to answer shareholder questions concerning the conduct of the audit and the preparation and content of the auditor's report; and

- Encourage shareholders to provide e-mail addresses, and notify shareholders who have provided e-mail addresses when material announcements have been lodged with the ASX.

In addition, the Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

Directors' Report

The Directors present their report for the year ended 30 June 2003 ('the year') accompanied by the financial report for the year of the Company and the entities it controlled from time to time during the year ('the group').

Directors

The Directors of the Company at any time during or since the end of the year are:

- Peter John Willcox
- Peter Charles Barnett
- Sir Ross Buckland
- Stuart Bruce James
- Sarah Carolyn Hailes Kay
- Peter Edward Mason AM
- Mark Richard Rayner
- Rowan McRae Russell
- Judith Sloan
- Peter John Smedley

Each of them was a Director during the whole of the year and since the end of it other than:

- Mr P J Smedley who retired as a Director on 28 August 2002.
- Mr P J Willcox who was appointed as a Director on 1 October 2002.
- Mr M R Rayner who retired as Chairman and Director on 31 December 2002.

Details of each current Director's qualifications, experience and special responsibilities are set out on page 7 of the Annual Review.

Directors' meetings

The number of meetings of the Board of Directors and of each Board Committee held during the year and each Director's attendance at those meetings are set out below:

SCHEDULED BOARD MEETINGS		COMMITTEE MEETINGS					
		Audit & Compliance		Compensation & Nomination#		OHS & Environment Committee	
	HELD	ATT	HELD	ATT	HELD	ATT	HELD	ATT
P J Willcox	10*	10	4*	4	3*	3	-	-
P C Barnett	14	14	8	8	4	4	-	-
R Buckland	14	14	-	-	4	4	3	2
S B James	14	14	8^	8^	4^	4^	3^	3^
S C H Kay	14	14	-	-	1	1	3	3
P E Mason	14	13	8	8	-	-	-	-
M R Rayner	7*	7	4*	4	2	2	-	-
R McR Russell	14	14	-	-	1	1	3	3
J Sloan	14	14	-	-	-	-	-	-
P J Smedley	3*	3	2*	2	-	-	-	-

* This reflects the number of meetings held during the year while a Director.

\# This was replaced by two separate committees namely the Remuneration Committee and the Nomination Committee as at 28 April 2003.

^ Mr James attended these meetings by invitation of the Committee.

The Share Issue Committee and Standing Committee for Urgent Matters also meet at short notice as needed. All Directors are members of each Committee, though it is not expected that all members attend each meeting. There were no Share Issue Committee or Standing Committee meetings held during the year.

Messrs M R Rayner and P J Smedley met in committee on one occasion and Messrs P J Willcox and S B James also met in committee once during the year to make final determinations in respect of financial reporting requirements to the Australian Stock Exchange which had been previously considered by the Board. Details of Committee membership and functions are set out in the Corporate Governance Statement on pages 28 to 33 of the Annual Review.

Principal activities

The principal activities of the group during the year consisted of pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), consumer health products, health services (pathology, diagnostic imaging, medical centres, pharmacy services), hospitals and logistics (contract logistics, time-critical express and cash logistics).

There was a significant change in the nature of the activities of the group during the year with the divestment of the logistics business (contract logistics, time-critical express and cash logistics).

Dividends

The following dividends or distributions have been paid to members during the year or have been recommended or resolved to be paid to members, but not paid, during and since the end of the year:

(a) In respect of the year ended 30 June 2002: Final 8 cents paid on 30 September 2002 (40 per cent franked with Class C 30 per cent franking credits);

(b) In respect of the year ended 30 June 2003: Interim 4 cents paid on 31 March 2003 (unfranked);

(c) In respect of the year ending 30 June 2004: Interim 6 cents payable on 30 September 2003 (unfranked).

Review and results of operations

Revenue

The group generated sales revenue of $5.19 billion in the year, a 4.1% increase on the prior year. Underlying revenues, which exclude businesses discontinued in the year (primarily logistics and the sunscreen and personal wash (soap) businesses of the Consumer Products division), increased 21.1% to $4.48 billion. The growth in the underlying business was driven by a combination of the full year impact of the Faulding businesses, continuing organic growth, and the addition of QML, Pacific Healthcare assets and QDI to our health services portfolio. This growth was partially offset by lower sales in our hospitals division resulting from the divestment of seven non-core hospitals during the year to Healthscope Limited and Primelife Corporation.

Earnings before interest and tax (EBIT)

Excluding the impact of significant items, EBIT from the underlying businesses increased to $187.3 million, a rise of 8.3% over 2002.

This result reflects the full year contribution from businesses acquired in the Faulding transaction as well as continuing earnings growth in the pathology, diagnostics and pharmaceuticals businesses. The hospitals business has sequentially improved its EBIT in each of the last two halves.

Net profit after tax (NPAT)

The group reported a net loss after tax and significant items of $456.2 million. This disappointing result is due to necessary asset write-downs in the hospital and pharmacy divisions to better reflect the recoverable amounts of those assets, the costs associated with the Pan Pharmaceuticals recall, as well as costs associated with moving to a more decentralised structure.

Significant change in the state of affairs

On 28 August 2002, Mr P J Smedley retired as Group Managing Director and Chief Executive Officer of the Company, and Mr S B James commenced in the role as at 29 August 2002.

On 1 October 2002, Mr P J Willcox joined the Board as Deputy Chairman and assumed the role of Chairman after the retirement of Mr M R Rayner from the Board on 31 December 2002.

On 28 August 2002 the Board announced an on-market buy-back program of up to 75 million shares. The on-market buy-back program commenced in November 2002 and as at 31 August 2003, the Company has bought back 48 million shares. Mayne appointed UBS Warburg and JB Were to act on the Company's behalf in respect of this buy-back program.

In November 2002, the Company announced the sale of its non-health logistics businesses to a group of trade buyers comprising Linfox Pty Ltd, DHL Worldwide Express and Toll Holdings Limited for a combined enterprise (ungeared) value of $456 million. The sale to Toll completed in November 2002 with the other sales completing in February 2003.

During the year, the Company streamlined its consumer products business to focus more specifically on its health supplements business. The personal wash (soap) and sunscreen businesses in Australia, the UK and the US were sold or ceased.

Other than as referred to in pages 6 to 10 of the Annual Review and elsewhere in this report, there were no significant changes in the group's state of affairs during the year.

Events after the end of the year

Other than the events referred to in pages 6 to 10, there has not arisen in the interval between the end of the year and the date of this report any matter or circumstance that in the opinion of the Directors of the Company, has significantly affected, or may significantly affect the operations of the group, the results of those operations or the state of affairs of the group, in future financial years.

Future developments

Likely developments in the operations of the group in future years and the expected results of those operations are referred to elsewhere in the Annual Review. The Directors believe on reasonable grounds that to include further information on those matters would be likely to result in unreasonable prejudice to the group. Accordingly, no further information relating to likely developments and results is included in this report.

Relevant interests of Directors in shares

The relevant interests of each Director in shares of the Company as at the date of this report are:

Director	FULLY PAID ORDINARY SHARES
	Held beneficially
P J Willcox	15,403
P C Barnett	13,822
R Buckland	26,885
S B James	750,000
S C H Kay	6,876
P E Mason	94,721
R McR Russell	25,504
J Sloan	18,335

Note: No shares are held non-beneficially

Emoluments of Directors and senior executives

The Company's broad policy for the management of emoluments of Board members and senior executives is as follows:

Non-executive Directors

The Company's Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum amount approved from time to time by shareholders in a general meeting.

The Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Board members in the range of the 3rd quartile having regard to companies of comparable size and complexity to the Company.

Directors' Report continued

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to non-executive Directors. Current non-executive Directors who had served on the Board for less than two years as at May 2003, and any new appointees, will not be entitled to a retirement allowance upon ceasing to hold office. Those Directors will, however, receive higher annual Directors' fees (increased from $75,000 per annum to $100,000 per annum, and from $225,000 per annum to $300,000 in the case of the Chairman) with the increase paid with effect from the commencement of their appointment as a Director. The increase is commensurate with the value of the benefits forgone based on independent actuarial advice.

Current non-executive Directors who had served on the Board for more than two years had previously entered into service agreements with the Company which provide a retirement allowance calculated in accordance with the formula described in the agreement previously approved by shareholders. The obligations owed to those Directors under the existing service agreements will be honoured by the Company, and accordingly their annual Directors' fees remain at $75,000 per annum.

The Board also believes it is important for non-executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a non-executive Directors' Share Plan ('the Plan') was approved by shareholders at the Annual General Meeting held in November 2000. From commencement, the Plan required all existing and future non-executive Directors to apply a minimum of 10% of their annual Directors' fees in acquiring ordinary shares in the Company at the market price at the time of acquisition, although it allows non-executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A non-executive Director who is allocated shares under the Plan generally must not transfer those shares before the earliest of 10 years from the date acquired or the date on which the non-executive Director ceases to be a Director of the Company.

In May 2003, the Board also resolved to increase the minimum proportion of Directors' fees to be applied in acquiring shares in the Company under the non-executive Directors' Share Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan.

In accordance with the waiver granted by the Australian Stock Exchange from listing Rule 10.14, the Company may issue shares to non-executive Directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan's commencement (i.e. until 31 December 2003).

During the year, a total of 69,144 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

Total fees paid to non-executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board Committee meetings.

Details of the amount of each element of the emoluments of each non-executive Director are:

NAME	Director fees Cash (a) $	Director fees Shares $	Other payments (b) $	Other benefits (c) $	Total $
NON-EXECUTIVE DIRECTORS					
P J Willcox	159,337	29,288	-	16,973	205,598
M R Rayner	101,250	11,250	750,756	10,125	873,381
P C Barnett	69,375	5,625	-	6,750	81,750
R Buckland	102,700	16,300	-	10,710	129,710
S C H Kay	102,700	16,300	20,000	10,710	149,710
P E Mason	18,750	56,250	-	6,750	81,750
R Russell	69,875	51,125	20,000	15,451	156,451
J Sloan	63,750	11,250	-	6,750	81,750

(a) Includes a cash payment made in lieu of a non-executive Directors' Share Plan purchase which did not proceed during the September quarter due to price sensitive information being held by Directors at that time. In addition, an adjusting payment was made to those Directors who had not entered into a service agreement with the Company prior to the decision to terminate the Company's retirement allowance scheme for non-executive Directors, to reflect the consequently higher annual fee for those non-executive Directors.

(b) Mr M R Rayner received a retirement payment. Ms S C H Kay and Mr R Russell received a fee in connection with their work as the Board's representatives on the Logistics De-merger Due Diligence Committee.

(c) The non-executive Directors' other benefits include FBT and company contributions to superannuation.

Executive Directors

Mr P J Smedley resigned as Group Managing Director and Chief Executive Officer with effect from 28 August 2002 and, up to and including this date, was paid amounts owing under his Service Agreement, (i.e. salary, superannuation and accrued annual leave entitlements).

From 29 August until 31 December 2002 Mr Smedley was engaged as a consultant to the group to assist in relation to the de-merger (eventually the sale) of the group's non-healthcare Logistics business. For this period, Mr Smedley was paid a consultancy fee of $583,334.

In accordance with the terms of his Service Agreement Mr Smedley repaid the outstanding balance of the loan provided in 2000 to acquire shares in the Company.

Mr James was appointed Group Managing Director and Chief Executive Officer on 29 August 2002.

At the November 2002 Annual General Meeting shareholders approved the grant of Share Acquisition Rights to the Group Managing Director and Chief Executive Officer under the rules of the Mayne Group Performance Share Plan.

The broad arrangements of the grant under the Plan are summarised as follows:

- The Share Acquisition Rights (SARs) are to be granted in three equal tranches. The first was granted on 12 November 2002 and the second on 29 August 2003. The third tranche will be granted on 29 August 2004, being the commencement of Mr James' third year as Group Managing Director and Chief Executive Officer. Each SAR carries an entitlement to a fully paid ordinary share in the Company at no cost to the recipient (a Performance Share) upon satisfaction of vesting conditions.

- The vesting conditions relate to cash earnings per share (EPS) growth over successive three year periods. Mr James will be entitled to vest 50% of the SARs in this grant where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target cash EPS growth figure resulting in 100% of the SARs vesting for achieving 15% per annum average annual cash EPS growth over the three year period.

- Once a SAR vests, Mr James is not entitled to trade in the resulting Performance Share, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with the Company, whichever is earlier.

Details of the nature and amount of each element of emolument of the executive Directors are:

NAME	Base salary (a) $	Interest free loan benefit (b) $	Share Acquisition Rights (c) $	Other benefits (d) $	Total remuneration $
EXECUTIVE DIRECTORS					
S B James	1,380,682	125,938	45,333	69,384	1,621,337
P J Smedley	289,913	52,761	-	155,447	498,121

(a) The executive Directors did not receive any fees for their services as a Director.

(b) The benefit of interest free loans was provided to finance an issue of 2,000,000 shares to Mr Smedley and 750,000 shares to Mr James, on 23 June 2000 at market price, as approved by shareholders at the 2000 Annual General Meeting. All dividends payable on these shares after tax, are applied to loan repayment. The interest free loan benefit was calculated using an interest rate of 6.05% per annum.

(c) In accordance with guidelines published by the Australian Securities and Investments Commission (ASIC), remuneration includes a proportion of the notional value of the 140,000 SARs granted to Mr James during the year. The notional value of the November 2002 grant, using the Black Scholes methodology at $1.36 per SAR, is $190,400. The amount disclosed represents the pro rata notional value from the date of grant to year end, calculated on the basis that the SARs will vest at the end of the 2005 financial year.

The value determined by this methodology is not related to nor indicative of any benefit that the executive may ultimately realise should the SARs vest.

(d) Mr James' other benefits include FBT liability and Mr Smedley's other benefits include FBT, company contributions to superannuation and payment in lieu of pro-rata annual leave entitlements.

Senior executives

The group is going through a period of strategic turnaround. The organisation has a flat management structure and the Remuneration Committee acknowledges that significant management responsibility is allocated to a limited number of senior executives. To succeed in its endeavours the Company must be capable of retaining and attracting key executive staff, and remuneration is one of the important means of achieving this objective.

The Committee obtains market data to benchmark remuneration levels, using the components of total remuneration to maintain an appropriate balance between fixed and variable performance related reward, all with the aim of positioning senior executive remuneration in the range of median to 3rd quartile of the market for positions in companies of comparable size and complexity to the Company. Details of the components are:

- Fixed Annual Remuneration (FAR): comprises salary, company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT;

- Short term incentive (STI): expressed as a proportion of FAR for the achievement of a range of performance targets agreed each year with the individual executive, and a maximum amount for performance greatly exceeding these targets, paid in cash after assessment of the performance for the year ended 30 June; and

- Long term incentive (LTI): provided as variable equity participation.

The LTI reward for executives has been provided through the Mayne Executive Share Option Scheme ("the Scheme") which was approved by shareholders in 1988. The Scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation. The decision was taken in July 2002 to cease new allocations beyond those already approved, and the Board does not intend to make further allocations under the Scheme.

Independent advice from the Hay Group confirms that with the suspension of the Scheme, remuneration for the Company's executives is not in line with market practice.

At the time of this report being prepared the Board is proposing to implement alternative plans for equity participation by senior executives, with emphasis on reward being related to the achievement of milestones in the strategic redirection and positioning of the Company.

The following table sets out an analysis of the nature and amount of emolument of the five highest remunerated executives for the year ended 30 June 2003.

Directors' Report continued

NAME	Annual base salary $	Performance based bonus (a) $	Other benefits (b) $	Options held (c) $	Total remuneration $
Executive					
A M Reid	560,000	225,000	9,883	154,857	949,740
P L Jenkins	488,016	37,000	182,557	163,714	871,287
D B Cranwell	387,000	225,000	97,642	21,371	731,013
S P Roche	408,320	19,550	71,149	132,000	631,019
J W Pearce	333,478	50,000	82,053	67,429	532,960

(a) Comprises bonus payments in accordance with the STI provisions of their employment contracts for the year ended 30 June 2002, based on performance in that year.

(b) Comprises other remuneration benefits such as company contributions to superannuation and the package value of motor vehicle benefits inclusive of FBT.

(c) In accordance with guidelines published by ASIC, remuneration includes a proportion of the notional value of options granted to executives in prior years. The notional value of the options is to be progressively recognised as remuneration over the relevant option's vesting period. The remuneration value of options held is the value of each series of options issued, using the Black Scholes methodology, divided by the number of financial years until each series of options vests.

The value included as total remuneration is not related to nor indicative of any benefit that the executive may ultimately realise should the options be exercisable.

Options

Details of unissued ordinary shares of the Company under option as at the date of this report are:

Number of ordinary shares under option	Expiry date of options	Exercise price of options ($)	Fair value at issue date calculated by Black Scholes methodology ($)
756,000	27 February 2004	5.24	1.05
20,000	5 August 2004	4.50	1.14
935,000	5 February 2005	3.366	0.82
250,000	19 May 2005	3.76	1.16
155,000	31 May 2005	3.71	1.15
200,000	13 June 2005	3.78	1.18
100,000	31 July 2005	3.98	1.26
100,000	8 August 2005	4.25	1.32
330,000	15 August 2005	4.48	1.39
30,000	31 August 2005	4.14	1.30
50,000	14 November 2005	5.30	1.58
90,000	22 February 2006	6.23	1.88
100,000	30 April 2006	6.45	2.04
75,000	27 June 2006	6.27	1.98
200,000	25 August 2006	7.45	2.31
100,000	18 August 2006	7.11	2.14
60,000	31 August 2006	7.45	2.27
200,000	20 September 2006	7.01	2.12
100,000	30 September 2006	7.229	2.25
200,000	31 October 2006	6.88	2.17
40,000	31 January 2007	5.16	1.57
50,000	9 February 2007	5.07	1.54
50,000	14 February 2007	5.09	1.54
100,000	27 February 2007	3.97	1.12
150,000	12 March 2007	3.86	1.06
240,000	29 March 2007	3.98	1.11
100,000	25 April 2007	4.07	1.18
74,000	30 April 2007	4.18	1.19
60,000	30 July 2007	3.51	0.93

The options have been issued under the Scheme. A total of 4,915,000 ordinary shares are under option to 132 option holders.

None of the options entitle the holder to participate in a share issue of the Company or another body corporate.

In addition, the Company has, during or since the end of the year, issued fully paid ordinary shares as result of the exercise of options over unissued shares as follows:

Number of fully paid ordinary shares	Amount paid
6,000	$20,196

Indemnities and insurance

During or since the end of the year, the Company has:

- entered into a deed of indemnity in favour of P J Willcox (who became a Director on 1 October 2002) in accordance with the terms of rules 69(a) and (b) of the Company's constitution which provide an indemnity against liabilities incurred while acting as an officer of the Company to persons (excluding the Company or its related bodies corporate) to the extent permitted by law;

- entered into deeds of indemnity with P J Smedley, S B James, S C H Kay, R McR Russell, P L Jenkins, J W Priestley, D B Cranwell and J F Carroll indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the Company's non-health logistics businesses and the associated due diligence process;

- entered into deeds of indemnity with M R Rayner, P C Barnett, Sir Ross Buckland, P E Mason, J Sloan and M D Jenkins indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the Company's non-health logistics businesses;

- entered into deeds of indemnity with R J McNeilly, G D Curlewis, M G Ould, D J Ryan and H C Thorburn, indemnifying them in relation to certain liabilities that may be incurred in connection with the de-merger of the Company's non-health logistics businesses;

- entered into deeds of indemnity with Loomis Limited in favour of D McPherson, J W Pearce, C R Richards, R Dean, A Ongarello, A M Reid, S P Roche, R J Cooke, C Fuller, P A Kopanidis, N Moss, H Anneveldt, T Roper, D Butt and D Hay in relation to certain liabilities that may be incurred in connection with the de-merger of the Company's non-health logistics businesses and the associated due diligence process; and

- paid a premium in respect of a contract insuring Directors and executive officers of the group against liability that is permitted to be covered by section 199B of the Corporations Act 2001.

The class of executive officer covered by the insurance policy includes officers involved in the management of the group. It is a condition of the insurance contract that its limits of indemnity, the nature of the liability indemnified and the amount of the premium, not be disclosed.

No indemnity has been granted to auditors of the Company in their capacity as officers or auditors of the Company.

Environmental regulations

The operations of the group in Australia are subject to various environmental regulations under both Commonwealth and State legislation and must also meet the requirements of certain foreign regulatory bodies.

Based upon enquiries within the group, the Directors are not aware of any material breaches of any particular and significant environmental regulation affecting the group's operations.

In making this report, the Directors note that the group's operations during the year commonly involved the use and development of land, the transport of goods, the disposal of waste, the use of various substances and processes in the manufacturing of pharmaceutical and consumer healthcare products and the storage of pharmaceutical products and substances involved in the various manufacturing processes. These activities, particularly the manufacturing activities and pharmaceutical business, may require a licence, consent or approval from Commonwealth or State or foreign regulatory bodies. The healthcare businesses are licensed in several States for the storage, handling or transport of flammable liquids and dangerous goods. Where the group's activities potentially involve contaminated waste (e.g. medical waste), this waste is generally transported and disposed of by organisations outside of the group, which are appropriately licensed. The consumer product manufacturing facility also holds licences for chemical manufacturing, the storage of flammable liquids and waste water treatment.

Prior to divestment, the express and cash logistics businesses were licensed in several States for the storage, handling or transport of flammable liquids and dangerous goods, and Armaguard held a number of trade waste agreements with State water authorities.

The pharmaceuticals business is also required to observe various requirements prescribed by authorities in the many countries where its products are registered and sold, including the Food and Drug Administration (United States of America) and the Therapeutic Goods Administration (Australia). This includes conducting its pharmaceutical manufacturing operations in Australia in accordance with the Code of Good Manufacturing

Practice. Often these requirements are necessarily stringent and in complying with these requirements, the company is also addressing potential environmental issues. Considering the highly regulated nature of the pharmaceuticals business, it does not generate substantial environment risk.

The Directors believe the environmental performance of the group is sound and that the environmental impacts associated with these operations are minimised.

Proceedings on behalf of the Company

No proceedings have been brought on behalf of the Company and no application has been made for leave to bring, or to intervene in, proceedings in respect of the Company under section 237 of the Corporations Act 2001.

Rounding

The Company is of the kind referred to in the ASIC Class Order 98 / 100 dated 10 July 1998. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with that Class Order.

This Directors' report is made on 9 September 2003 in accordance with a resolution of the Directors.

P J WILLCOX
Chairman

S B JAMES
Group Managing Director and Chief Executive Officer

Notes

Mayne Group Limited

Concise Financial Report



30 June 2003

Contents

This Concise Financial Report has been derived from the full
Financial Report for the year ended 30 June 2003. The Concise
Financial Report does not, and cannot be expected to, provide as
full an understanding of the financial performance, financial
position and financing and investing activities of Mayne Group
Limited and its controlled entities as does the full Financial Report.

Discussion and analysis of the Consolidated Statement of Financial Performance

- **Total revenue increased by $729.7 million** largely due to the sales proceeds from the disposal of the group's interest in its logistics business and the full year contribution from the Faulding businesses acquired in October 2001.

- Reported **total sales revenue increased by 4.1% to $5.2 billion.** However, **sales revenue from the continuing business rose 21.1% over the prior year.** This significant increase is primarily due to the full year impact of the acquisition of the Faulding businesses in October 2001. In addition the underlying business has generated organic growth and the acquisitions of Queensland Medical Laboratories (QML) (pathology), Queensland Diagnostic Imaging (QDI) and the assets of Pacific Healthcare (both imaging) have contributed growth to the continuing business in the year. Discontinued sales revenue from businesses in the 2003 year was $715.6 million and includes the logistics business sold during the year along with the personal wash and sunscreens activities of the Consumer Brands division which were either divested or closed during the year under review.

- Excluding the impact of the significant items the **earnings before interest and tax (EBIT) for the continuing businesses has increased by 8.3% to $187.3 million.** This reflects a combination of the acquisition activity noted above but also the continuing strong performance of the pharmaceuticals business unit. The result was adversely impacted by the performance in the Consumer Brands division that suffered as a result of the Pan Pharmaceuticals recall. The reported EBIT before significant items fell by $73.2 million to $176.5 million reflecting the negative contribution from the discontinued businesses in the current year.

- **Significant items of $513.0 million** have reduced the reported profit after tax to a loss of $456.2 million. This compares to a profit after tax of $173.6 million in the prior year. The principal elements of the significant items are as follows:

  - A $341.2 million write-down related to the hospitals business to bring asset values in line with their estimated recoverable amounts, having adopted a discounted cash flow methodology.

  - A $80 million write-down of the goodwill, having adopted a discounted cash flow methodology, in the Pharmacy Services division reflecting the continued margin pressure in this business unit.

  - A provision of $34.2 million in the consumer business related to costs incurred as a result of the Pan recall.

  - A $30 million write-down in the carrying value of deferred tax assets.

  - A write-down of $24.3 million relating to information technology resulting from the move to a more decentralised structure.

- The **net interest expense has increased to $33.1 million from $19.6 million.** This reflects the higher net debt levels due to the use of leverage for acquisitions made during the year as well as funding the share buy-back program.

- Stripping out the impact of the significant items on the tax expense for the year, **the underlying income tax expense has increased to $82.9m from $76.2 million** in the prior year. The higher effective tax rate reflects the larger amount of non-deductible goodwill amortisation as well as an increased share of profits from operations in countries where the corporate tax rates are higher than Australia, such as North America.

- **Profit attributable to outside equity interests is in line with the prior year at $3.6 million.** The outside equity interest for the current year largely reflects the minority interests share of diagnostic imaging joint ventures.

- **Normalised NPAT** (excluding significant items and goodwill amortisation) for the continuing business was $160.5 million in 2003 versus $165.6 million in 2002, reflecting the continued performance of the core healthcare operations.

Consolidated Statement of Financial Performance
for the financial year ended 30 June 2003

(43)

	Note	2003 $'000	2002 $'000
Revenues from ordinary activities	4	5,840,095	5,110,420
Employee expense		(1,507,093)	(1,663,254)
Subcontractor expense		(254,266)	(403,637)
Purchases of materials and trading stocks		(2,207,366)	(991,327)
Change in inventories		26,777	(16,733)
Consumables expense		(332,284)	(460,479)
Depreciation and amortisation		(213,522)	(197,138)
Marketing costs		(103,648)	(77,662)
Fleet operation and distribution costs		(85,589)	(152,302)
Occupancy costs		(123,645)	(80,902)
Borrowing costs		(45,134)	(51,476)
Other expenses from ordinary activities		(1,386,399)	(807,630)
Share of net profits / (losses) of associates accounted for using the equity method		510	(49)
Profit / (loss) from ordinary activities before income tax expense		(391,564)	207,831
Income tax expense	8	(61,025)	(30,616)
Net profit / (loss)		(452,589)	177,215
Net profit / (loss) attributable to outside equity interests		(3,574)	(3,604)
Net profit / (loss) attributable to members of Mayne Group Limited		(456,163)	173,611
Non-owner transaction changes in equity:			
Net increase / (decrease) in asset revaluation reserve: Increment on independent revaluation of properties		-	8,204
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 "Employee Benefits"		(1,736)	-
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(30,739)	16,478
Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		(32,475)	24,682
Total changes in equity from non-owner related transactions attributable to members of the parent entity		(488,638)	198,293
Basic earnings per share		(57.0)c	24.6c
Diluted earnings per share		(57.0)c	24.5c
Dividends per share		4.0c	14.0c

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 42 and the notes to these financial statements.

Discussion and analysis of the Consolidated Statement of Financial Position



- **Cash and deposits.** A comprehensive understanding of the movements in the cash balances can be obtained from review of the accompanying Consolidated Statement of Cash Flows.

- **The reduction in receivables of $137.3 million** relates largely to trade receivables and reflects the divestment activity during the period partially offset by the debtors relating to the newly acquired businesses.

- **Inventory of $381.6 million and prepayments of $32.3 million** are materially unchanged from the prior period.

- **Assets held for resale of $35.3 million** comprises hospital assets where the sale was announced in February 2003 but not completed as at 30 June 2003.

- **Property, plant and equipment has decreased by $376.6 million** primarily due to the sale of the logistics businesses and the asset write-off in the hospital business. This has been partially offset by the business acquisitions undertaken during the period and capital expenditure for the year of $163.4 million.

- The increase in **intangible assets of $57.0 million** is due to the goodwill arising on consolidation from the acquisition of QML and QDI along with the intangible assets acquired with these businesses. This increase has been partially offset by the write-off of goodwill in the pharmacy and hospitals divisions and the sale of the logistics businesses.

- **Deferred tax assets have reduced by $33.8 million** due primarily to the write-down of tax assets to their recoverable amount.

- The reduction in **payables of $67.8 million** largely reflects the divestment activity during the period partially offset by the payables relating to the newly acquired businesses.

- Total **interest bearing liabilities (both current and non-current) have decreased by $31.1 million** due primarily to the impact of a strengthening Australian dollar on the US dollar denominated debt, partially offset by an increase in short-term borrowings.

- **Provisions (both current and non-current)** are materially unchanged from the prior period.

- **Contributed equity decreased by $110.8 million** due primarily to shares acquired by the company during the year as part of the share buy-back program.

Consolidated Statement of Financial Position
as at 30 June 2003

	Note	2003 $'000	2002 $'000
Current Assets			
Cash and deposits		255,192	425,623
Receivables		849,854	987,137
Inventories		381,576	402,828
Prepayments		32,254	32,781
Assets held for resale		35,311	
Total Current Assets		**1,554,187**	1,848,369
Non-Current Assets			
Deposits		675	41,998
Receivables		12,549	8,512
Investments accounted for using the equity method		8,506	8,382
Other financial assets		17,405	25,893
Property, plant & equipment		1,074,061	1,450,658
Intangibles		1,764,814	1,707,827
Deferred tax assets		198,300	232,142
Other		28,058	67,454
Total Non-Current Assets		**3,104,368**	3,542,866
Total Assets	15	**4,658,555**	5,391,235
Current Liabilities			
Payables		613,757	681,513
Interest-bearing liabilities		69,619	5,773
Current tax liabilities		34,886	9,975
Provisions		321,643	317,439
Total Current Liabilities		**1,039,905**	1,014,700
Non-Current Liabilities			
Payables		6,176	7,627
Interest-bearing liabilities		560,140	655,101
Deferred tax liabilities		41,333	71,194
Provisions		23,209	24,789
Total Non-Current Liabilities		**630,858**	758,711
Total Liabilities	15	**1,670,763**	1,773,411
Net Assets		**2,987,792**	3,617,824
Equity			
Mayne Group Limited Interest			
Contributed equity	12	**3,292,514**	3,403,284
Reserves		(30,377)	(2,766)
Retained profits	9	(278,665)	214,146
Total Mayne Group Limited equity interest		**2,983,472**	3,614,664
Outside Equity Interests		**4,320**	3,160
Total Equity	13	**2,987,792**	3,617,824

The statement of financial position is to be read in conjunction with the discussion and analysis on page 44 and the notes to these financial statements.

Discussion and analysis of the Consolidated Statement of Cash Flows



Net operating cash flow for the financial year was $186.0 million. This represents an increase of 3.3% on the prior period. Higher net interest payments reflect the higher levels of net debt. The lower tax payments reflect the use of carry-forward tax losses in the Australian businesses.

The most significant sources of cash generation other than from operating activities during the financial year were:

- Net proceeds from the sale of the logistics businesses, deferred consideration from the hospitals divested in the prior year and minor divestments of the personal wash and sunscreen businesses, totalling $438.2 million;

- Proceeds from the sale of property, plant and equipment of $9.5 million; and

- Net proceeds from borrowings of $60 million.

These funds were primarily utilised as follows:

- Payments made under the share buy-back program announced in August 2002 of approximately $132.0 million.

- Payments for the acquisition of new businesses of $410.3 million. The main acquisitions being QML, QDI and the assets of Pacific Healthcare; and

- Payments for property, plant and equipment of $163.4 million.

Overall, the net cash position of the group decreased by $157.8 million, excluding an adjustment for foreign exchange rate changes of $12.4 million.

Consolidated Statement of Cash Flows
for the financial year ended 30 June 2003

	2003 $'000	2002 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	5,513,332	5,366,314
Cash payments to suppliers and employees	(5,266,079)	(5,066,071)
Dividends received	555	1,863
Interest received	14,556	32,566
Borrowing costs paid	(43,320)	(55,725)
Income taxes paid	(33,047)	(98,888)
Net operating cash flows	185,997	180,059
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds on disposal of entities	438,201	23,474
Payments for acquisition of entities	(410,268)	(267,742)
Proceeds from sale of property, plant and equipment	9,202	89,161
Payments for property, plant and equipment	(163,366)	(174,952)
Proceeds from sale of investments	-	3,796
Payments for investments	(15,106)	(5,493)
Proceeds from loans repaid	209	678
Payment for loans	-	(968)
Payments for additional equity in controlled entities	-	(60,596)
Proceeds from sale of Faulding oral pharmaceutical business	-	1,312,257
Payments for amounts capitalised into goodwill	(23,318)	(73,821)
Net investing cash flows	(164,446)	845,794
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	20	9,823
Proceeds from borrowings	610,000	46,801
Repayments of borrowings	(550,000)	(1,094,091)
Finance lease principal	(9,020)	(9,139)
Dividends paid	(71,296)	(66,241)
Payments made on share buy-back	(131,959)	-
Realised foreign exchange gains / (losses)	(27,077)	(60,042)
Net financing cash flows	(179,332)	(1,172,889)
NET INCREASE / (DECREASE) IN CASH HELD	(157,781)	(147,036)
Cash at the beginning of the financial year	425,411	580,901
Effect of exchange rate changes on cash held	(12,438)	(8,454)
Cash at the end of the financial year	255,192	425,411

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 46 and the notes to these financial statements.


1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full Financial Report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 3, are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full Financial Report.

2. RECLASSIFICATION OF FINANCIAL INFORMATION

Segment reporting

Comparative segmental information has been reclassified to reflect the revised segments and to apply to the segment disclosure requirements of AASB 1042 "Discontinuing Operations".

The consolidated entity operates predominantly in the following business segments:

"Hospitals" comprises the management of stand alone and co-located private hospitals and public hospital management.

"Health Services" comprises pathology and diagnostic imaging services, the management of medical centres and the provision of distribution and retail management services to pharmacies.

"Pharmaceuticals" comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products.

"Logistics" comprises warehousing and distribution, distribution fleet management, armoured cars, priority and specialised express freight, couriers and messengers. The logistics businesses were divested during the period and have been disclosed as discontinued.

"Unallocated" comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

Provisions

Some amounts in other creditors in the previous financial year have been reclassified to provisions as a result of the first time application of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets".

The amounts reclassified are as follows:
- $106,206,000 consolidated reclassified from current other creditors to provisions.
- $820,000 consolidated reclassified from non-current other creditors to provisions.

3. CHANGES IN ACCOUNTING POLICY AND CHANGES IN ACCOUNTING ESTIMATES

Changes in accounting policy

(a) Provisions and contingent liabilities - The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, dividends were recognised in the financial period to which they related, even though the dividends were announced after the end of that period.

Had this change always been applied the impact on the consolidated statement of financial position would have been:

	30 June 2002
Increase in retained profits	$64,783,000
Decrease in provision for dividends	$64,783,000

There was no impact on profit or loss for the financial year ended 30 June 2003.

(b) Employee benefits - The consolidated entity has applied the revised AASB 1028 "Employee Benefits " for the first time from 1 July 2002.

The liability for wages and salaries, annual leave, sick leave and rostered days off is now calculated using the remuneration rates that the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated Financial Report as at 1 July 2002 as a result of this change are:
$2,476,000 increase in provision for employee benefits
$1,736,000 decrease in opening retained profits
$740,000 increase in deferred tax assets.

Changes in accounting estimates

(a) Recoverable amount of non-current assets - Determination of the fair values of freehold land and buildings carried at fair value under AASB 1041 "Revaluation of Non-Current Assets" and the recoverable amounts of non-current assets carried at cost under AASB 1010 "Recoverable Amount of Non-Current Assets" have been based on expected net cash flows that have been discounted to their present value. In previous periods the recoverable amount was estimated based on undiscounted cash flows.

	2003	2002
	$'000	$'000

4. REVENUE

Revenue from operating activities:

Revenue from rendering of services	2,594,913	3,085,707
Revenue from sale of goods	2,599,597	1,906,250
Sales revenue	**5,194,510**	4,991,957

Other revenue from operating activities:

Dividends received		
- other persons	-	1,003
Interest received		
- associated entities	11	15
- other persons	12,009	31,899
Total revenue from operating activities	**5,206,530**	5,024,874

Revenue from outside operating activities:

Proceeds on sale of non-current assets		
- property, plant and equipment	59,476	17,186
- investments	11,103	-
- businesses and controlled entities	496,048	4,551
Other income	66,938	63,809
	5,840,095	5,110,420

5. COST OF GOODS SOLD

Cost of goods sold	**(2,190,788)**	(1,583,979)

6. INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

Cost of investment in logistics, consumer and hospitals businesses divested	(477,240)	-
Closure and sale of consumer businesses	(13,658)	-
Write-down and sale of hospital assets	(94,068)	-
Write-down of IT assets	(34,774)	-
Devolution costs	(12,585)	-
Product recall	(48,635)	-
Write-down of non-current assets to their estimated recoverable amounts	(350,000)	-
Restructuring expense	-	(26,843)
Total significant expense items	(1,030,960)	(26,843)
Proceeds from sale of investments	496,048	4,551
Total significant items	**(534,912)**	(22,292)

7. INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN INCOME TAX EXPENSE

Logistics business divestments	(3,485)	38,466
Closure and sale of consumer businesses	4,068	-
Write-down and sale of hospital businesses	22,795	-
Write-down of IT assets	10,432	-
Devolution costs	3,643	-
Product recall	14,470	-
Write-down of deferred tax assets to their estimated recoverable amounts	(30,000)	-
Restructuring expense	-	7,138
	21,923	45,604



	2003 $'000	2002 $'000

8. INCOME TAX EXPENSE

The prima facie tax on profit from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:

	2003 $'000	2002 $'000
Prima facie tax on operating profit calculated at 30% (June 2002 - 30%)	**(117,469)**	62,349
From which is deducted the tax effect of:		
Under / (over) provision in prior year for continuing businesses	**1,357**	3,747
Utilisation of prior year tax losses	**(911)**	(1,397)
Capital allowances	**(4,815)**	(4,403)
Dividend income	**1,172**	-
Recognition of tax losses	**-**	(2,096)
Non-taxable capital profits	**-**	(1,367)
Non-taxable exchange gains	**(14)**	-
Recognition of future tax benefit on fixed assets	**-**	(2,599)
Employee share acquisition plan	**-**	(4,039)
Tax deduction on capitalised expenditure	**(1,718)**	(1,476)
Research and development	**(1,422)**	(1,273)
Non-assessable income	**-**	(3,381)
Impairment provision release	**(628)**	(1,664)
Other variations	**1,796**	(4,574)
Significant items		
- Prior year overprovision - Europe Express sale	**-**	(39,831)
- Other variations	**(565)**	-
	(123,217)	(2,004)
To which is added the tax effect of:		
Non-deductible depreciation/amortisation	**33,134**	20,566
Non-deductible expenditure	**5,886**	6,047
Overseas income tax rate differences	**4,536**	2,895
Current year losses on which no tax benefit has been recognised	**2,288**	1,921
Share of net (profits) / losses of associated entities	**(153)**	276
Significant items		
- Logistics business divestments	**(2,157)**	-
- Closure and sale of consumer businesses	**30**	-
- Sale of hospital businesses	**5,425**	-
- Non-deductible expenditure - restructuring expenses	**133**	506
- Product recall	**120**	-
- Write-off of deferred tax assets	**30,000**	-
- Non-deductible expenditure - timing differences not recognised	**105,000**	409
Income tax expense attributable to operating profit / (loss)	**61,025**	30,616

9. RETAINED PROFITS

	2003 $'000	2002 $'000
Retained profits at the beginning of the year	**214,146**	153,953
Net profit / (loss) attributable to members of Mayne Group Limited	**(456,163)**	173,611
Net effect on initial adoption of revised AASB 1028 "Employee Benefits"	**(1,736)**	-
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	**(3,128)**	-
Net effect on retained profits from:		
Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**64,783**	-
Dividends recognised during the year	**(96,567)**	(113,418)
Retained profits at the end of the year	**(278,665)**	214,146

	2003 $'000	2002 $'000
10. DIVIDENDS		
Over / (under) provision from prior period	**131**	(121)
Interim ordinary paid 31 March 2003 4.0c (0.0% franked)		
2002 - paid 28 March 2002 6.0c (100% franked Class C, 30%)	**(31,915)**	(48,514)
Provision for final ordinary		
2002 - paid 30 September 2002 8.0c (40% franked Class C, 30%)	**-**	(64,783)
	(31,784)	(113,418)

Dividend Reinvestment Plan
Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them and subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to, the rules of the DRP. The DRP operated for both of the dividends paid during this financial year. The last date for the receipt of any election notice for participation in the plan is 5 September 2003 (record date).

11. EARNINGS PER SHARE

	2003	2002
Basic earnings per share:		
Before significant items disclosed in Notes 6 & 7	**7.1c**	21.3c
After significant items	**(57.0)c**	24.6c
Fully diluted earnings per share:		
Before significant items disclosed in Notes 6 & 7	**7.1c**	21.2c
After significant items	**(57.0)c**	24.5c
	$'000	$'000
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:		
Net profit / (loss)	**(456,163)**	173,611
Significant items before tax (Note 6)	**(534,912)**	(22,292)
Tax benefit on significant items (Note 7)	**21,923**	45,604
Net profit / (loss) before significant items	**56,826**	150,299
	Number of shares	
Reconciliation of weighted average number of shares used in the calculation of earnings per share:		
Weighted average number of ordinary shares used	**799,835,032**	706,627,202
Add: Effect of potential conversion to ordinary shares under the executive options scheme	**-**	1,234,919
Weighted average number of shares used in calculation of diluted earnings per share	**799,835,032**	707,862,121



	2003 $'000	2002 $'000
12. CONTRIBUTED EQUITY		
Issued and paid up capital:		
772,658,695 Ordinary shares fully paid		
(809,780,008 fully paid - June 2002)	**3,292,514**	3,403,284
Total issued and paid up capital	**3,292,514**	3,403,284
Movements in share capital:		
Opening balance	**3,403,284**	1,266,252
Add:		
Ordinary shares issued during the year :		
- Pursuant to exercise of options under the Mayne Group Executive Share Option Scheme	**20**	9,805
- Pursuant to the Employee Share Acquisition Plan	**-**	18
- Pursuant to the Dividend Reinvestment Plan	**25,271**	15,436
- Pursuant to the acquisition of FH Faulding & Co Ltd	**166**	2,111,773
- Shares issued pursuant to the acquisition of FH Faulding & Co Ltd voided (1)	**(4,268)**	-
Less:		
Ordinary shares bought back	**(131,860)**	-
Costs of share buy-back	**(99)**	-
	3,292,514	3,403,284

Stock Exchange listing

Mayne Group Limited's shares are listed on the Australian Stock Exchange.

Share issues in the year ended 30 June 2003

The following ordinary shares were issued during the year:

Executive Share Option Scheme: 6,000 ordinary shares, fully paid at $3.37 per share
Dividend Reinvestment Scheme: 3,993,603 ordinary shares, fully paid at $3.56 per share
3,636,189 ordinary shares, fully paid at $3.04 per share
Issue to FH Faulding & Co Ltd shareholders: 28,376 ordinary shares, fully paid at $5.85 per share

Share issues in the year ended 30 June 2002

The following ordinary shares were issued during the previous year:

Executive Share Option Scheme: 1,841,000 ordinary shares, fully paid at a weighted average exercise price of $5.326 per share
Dividend Reinvestment Scheme: 1,243,314 ordinary shares, fully paid at $6.33 per share
1,336,678 ordinary shares, fully paid at $5.66 per share
Employee Share Acquisition Plan: 1,800,022 ordinary shares, fully paid at $0.01 per share
Issue to FH Faulding & Co Ltd shareholders: 360,986,762 ordinary shares, fully paid at $5.85 per share

(1) During the 2003 year the parent entity voided the issue of 729,554 shares at $5.85 per share that were allocated in error to former shareholders of FH Faulding & Co Limited.

Share buy-back

During the year the parent entity bought back 44,055,927 shares at a cost of $131.860 million, being an average cost of $2.99 per share. Paid up share capital was reduced by $131.959 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $0.099 million.

Mayne Group Executive Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the financial year was 4,915,000 (June 2002 - 6,024,000).

	2003 $'000	2002 $'000
13. TOTAL EQUITY RECONCILIATION		
Total equity at the beginning of the year	**3,617,824**	1,409,675
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	**(488,638)**	198,293
Transactions with members of Mayne Group Limited as owners:		
Equity contributed	**25,457**	2,137,032
Equity bought back	**(131,959)**	-
Equity voided	**(4,268)**	-
Dividends	**(31,784)**	(113,418)
Total changes in outside equity interest	**1,160**	(13,758)
Total equity at the end of the year	**2,987,792**	3,617,824
14. NET TANGIBLE ASSET BACKING PER ORDINARY SECURITY	**$**	$
Net tangible asset backing per ordinary security	**1.37**	2.15

Notes to the Concise Financial Statements
for the financial year ended 30 June 2003



54

	Sales Revenue June 2003 Continuing $'000	Discontinuing $'000	Total $'000	Sales Revenue June 2002 Continuing $'000	Discontinuing $'000	Total $'000
15. SEGMENTAL REPORTING						
Business Segments						
Hospitals	**1,287,119**	**-**	**1,287,119**	1,396,749	-	1,396,749
Pathology Services	**389,813**	**-**	**389,813**	249,268	-	249,268
Diagnostic Imaging Services	**199,156**	**-**	**199,156**	159,617	-	159,617
Medical Centres	**37,606**	**4,533**	**42,139**	25,106	7,722	32,828
Pharmacy	**1,943,380**	**-**	**1,943,380**	1,406,264	-	1,406,264
Total Health Services	**2,569,955**	**4,533**	**2,574,488**	1,840,255	7,722	1,847,977
Pharmaceuticals	**460,227**	**-**	**460,227**	332,753	-	332,753
Consumer Brands	**156,431**	**44,829**	**201,260**	127,887	39,346	167,233
Total Pharmaceuticals	**616,658**	**44,829**	**661,487**	460,640	39,346	499,986
Australia & Pacific Logistics	**-**	**476,638**	**476,638**	-	895,169	895,169
Loomis Courier	**-**	**189,560**	**189,560**	-	350,236	350,236
Total Logistics Services	**-**	**666,198**	**666,198**	-	1,245,405	1,245,405
Unallocated	**5,218**	**-**	**5,218**	1,840	-	1,840
Consolidated	**4,478,950**	**715,560**	**5,194,510**	3,699,484	1,292,473	4,991,957
Geographical Segments						
Australia	**4,066,397**	**475,238**	**4,541,635**	3,376,400	869,515	4,245,915
Other Pacific Regions	**92,617**	**40,786**	**133,403**	81,109	49,640	130,749
Australia & Pacific Regions	**4,159,014**	**516,024**	**4,675,038**	3,457,509	919,155	4,376,664
Americas	**143,865**	**198,661**	**342,526**	129,540	372,116	501,656
Europe, Middle East & Africa	**176,071**	**875**	**176,946**	112,435	1,202	113,637
Consolidated	**4,478,950**	**715,560**	**5,194,510**	3,699,484	1,292,473	4,991,957

	Profit before tax and significant items June 2003			Profit before tax and significant items June 2002		
	Continuing $'000	**Discontinuing** $'000	**Total** $'000	Continuing $'000	Discontinuing $'000	Total $'000

15. SEGMENTAL REPORTING (CONTINUED)

Business Segments

Hospitals	**54,614**	**-**	**54,614**	71,647	-	71,647
Pathology Services	**40,014**	**-**	**40,014**	30,432	-	30,432
Diagnostic Imaging Services	**18,546**	**-**	**18,546**	16,740	-	16,740
Medical Centres	**(2,342)**	**(1,694)**	**(4,036)**	(3,524)	154	(3,370)
Pharmacy	**29,930**	**-**	**29,930**	19,454	-	19,454
Total Health Services	**86,148**	**(1,694)**	**84,454**	63,102	154	63,256
Pharmaceuticals	**58,950**	**-**	**58,950**	44,249	-	44,249
Consumer Brands	**872**	**(12,062)**	**(11,190)**	6,714	4,072	10,786
Total Pharmaceuticals	**59,822**	**(12,062)**	**47,760**	50,963	4,072	55,035
Australia & Pacific Logistics	**-**	**(4,460)**	**(4,460)**	-	51,133	51,133
Loomis Courier	**-**	**7,985**	**7,985**	-	21,499	21,499
Total Logistics Services	**-**	**3,525**	**3,525**	-	72,632	72,632
Unallocated	**(13,245)**	**(646)**	**(13,891)**	(12,839)	(46)	(12,885)
Earnings before interest & tax	**187,339**	**(10,877)**	**176,462**	172,873	76,812	249,685
Net interest expense	**(29,977)**	**(3,137)**	**(33,114)**	(16,259)	(3,303)	(19,562)
Consolidated	**157,362**	**(14,014)**	**143,348**	156,614	73,509	230,123
Geographical Segments						
Australia	**140,780**	**(10,300)**	**130,480**	135,924	50,932	186,856
Other Pacific Regions	**13,009**	**1,296**	**14,305**	9,576	3,947	13,523
Australia & Pacific Regions	**153,789**	**(9,004)**	**144,785**	145,500	54,879	200,379
Americas	**9,693**	**692**	**10,385**	12,198	23,039	35,237
Europe, Middle East & Africa	**23,857**	**(2,565)**	**21,292**	15,175	(1,106)	14,069
Earnings before interest & tax	**187,339**	**(10,877)**	**176,462**	172,873	76,812	249,685
Net interest expense	**(29,977)**	**(3,137)**	**(33,114)**	(16,259)	(3,303)	(19,562)
Consolidated	**157,362**	**(14,014)**	**143,348**	156,614	73,509	230,123

Notes to the Concise Financial Statements
for the financial year ended 30 June 2003



| | Significant items before tax June 2003 | | | Significant items before tax June 2002 | | |
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. SEGMENTAL REPORTING (CONTINUED)						
Business Segments						
Hospitals	**(373,552)**	**-**	**(373,552)**	-	-	-
Pathology Services	**(5,266)**	**-**	**(5,266)**	-	-	-
Diagnostic Imaging Services	**-**	**-**	**-**	-	-	-
Medical Centres	**(1,800)**	**(1,002)**	**(2,802)**	-	-	-
Pharmacy	**(80,000)**	**-**	**(80,000)**	-	-	-
Total Health Services	**(87,066)**	**(1,002)**	**(88,068)**	-	-	-
Pharmaceuticals	**-**	**-**	**-**	-	-	-
Consumer Brands	**(48,635)**	**(14,208)**	**(62,843**)	-	-	-
Total Pharmaceuticals	**(48,635)**	**(14,208)**	**(62,843**)	-	-	-
Australia & Pacific Logistics	**-**	**-**	**-**	-	(12,113)	(12,113)
Loomis Courier	**-**	**-**	**-**	-	-	-
Divestment of Logistics Services	**-**	**18,807**	**18,807**	-	-	-
Total Logistics Services	**-**	**18,807**	**18,807**	-	(12,113)	(12,113)
Unallocated	**(29,256)**	**-**	**(29,256**)	(14,730)	4,551	(10,179)
Consolidated	**(538,509)**	**3,597**	**(534,912)**	(14,730)	(7,562)	(22,292)
Geographical Segments						
Australia	**(535,661)**	**12,545**	**(523,116)**	(14,730)	(12,518)	(27,248)
Other Pacific Regions	**(2,848)**	**(819)**	**(3,667)**	-	-	-
Australia & Pacific Regions	**(538,509)**	**11,726**	**(526,783)**	(14,730)	(12,518)	(27,248)
Americas	**-**	**(11,720)**	**(11,720)**	-	-	-
Europe, Middle East & Africa	**-**	**3,591**	**3,591**	-	4,956	4,956
Consolidated	**(538,509)**	**3,597**	**(534,912)**	(14,730)	(7,562)	(22,292)

	Profit before tax June 2003			Profit before tax June 2002		
	Continuing	**Discontinuing**	**Total**	Continuing	Discontinuing	Total
	$'000	**$'000**	**$'000**	$'000	$'000	$'000

15. SEGMENTAL REPORTING (CONTINUED)

Business Segments

Hospitals	**(318,938)**	**-**	**(318,938**)	71,647	-	71,647
Pathology Services	**34,748**	**-**	**34,748**	30,432	-	30,432
Diagnostic Imaging Services	**18,546**	**-**	**18,546**	16,740	-	16,740
Medical Centres	**(4,142)**	**(2,696)**	**(6,838)**	(3,524)	154	(3,370)
Pharmacy	**(50,070)**	**-**	**(50,070)**	19,454	-	19,454
Total Health Services	**(918)**	**(2,696)**	**(3,614)**	63,102	154	63,256
Pharmaceuticals	**58,950**	**-**	**58,950**	44,249	-	44,249
Consumer Brands	**(47,763)**	**(26,270)**	**(74,033)**	6,714	4,072	10,786
Total Pharmaceuticals	**11,187**	**(26,270)**	**(15,083)**	50,963	4,072	55,035
Australia & Pacific Logistics	**-**	**(4,460)**	**(4,460)**	-	39,020	39,020
Loomis Courier	**-**	**7,985**	**7,985**	-	21,499	21,499
Divestment of Logistics Services	**-**	**18,807**	**18,807**	-	-	-
Total Logistics Services	**-**	**22,332**	**22,332**	-	60,519	60,519
Unallocated	**(42,501)**	**(646)**	**(43,147)**	(27,569)	4,505	(23,064)
Earnings before interest & tax	**(351,170)**	**(7,280)**	**(358,450)**	158,143	69,250	227,393
Net interest expense	**(29,977)**	**(3,137)**	**(33,114)**	(16,259)	(3,303)	(19,562)
Consolidated	**(381,147)**	**(10,417)**	**(391,564)**	141,884	65,947	207,831
Geographical Segments						
Australia	**(394,881)**	**2,245**	**(392,636)**	121,194	38,414	159,608
Other Pacific Regions	**10,161**	**477**	**10,638**	9,576	3,947	13,523
Australia & Pacific Regions	**(384,720)**	**2,722**	**(381,998)**	130,770	42,361	173,131
Americas	**9,693**	**(11,028)**	**(1,335)**	12,198	23,039	35,237
Europe, Middle East & Africa	**23,857**	**1,026**	**24,883**	15,175	3,850	19,025
Earnings before interest & tax	**(351,170)**	**(7,280)**	**(358,450)**	158,143	69,250	227,393
Net interest expense	**(29,977)**	**(3,137)**	**(33,114)**	(16,259)	(3,303)	(19,562)
Consolidated	**(381,147)**	**(10,417)**	**(391,564)**	141,884	65,947	207,831


| | Depreciation and amortisation June 2003 | | | Depreciation and amortisation June 2002 | | |
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. SEGMENTAL REPORTING (CONTINUED)						
Business Segments						
Hospitals	70,774	-	70,774	67,371	-	67,371
Pathology Services	20,879	-	20,879	9,864	-	9,864
Diagnostic Imaging Services	18,204	-	18,204	15,663	-	15,663
Medical Centres	4,251	53	4,304	3,028	130	3,158
Pharmacy	16,752	-	16,752	14,999	-	14,999
Total Health Services	60,086	53	60,139	43,554	130	43,684
Pharmaceuticals	51,347	-	51,347	34,625	-	34,625
Consumer Brands	8,699	139	8,838	5,671	488	6,159
Total Pharmaceuticals	60,046	139	60,185	40,296	488	40,784
Australia & Pacific Logistics	-	18,369	18,369	-	34,624	34,624
Loomis Courier	-	4,055	4,055	-	10,675	10,675
Total Logistics Services	-	22,424	22,424	-	45,299	45,299
Consolidated	190,906	22,616	213,522	151,221	45,917	197,138
Geographical Segments						
Australia	181,736	16,316	198,052	143,996	31,902	175,898
Other Pacific Regions	5,802	2,141	7,943	5,195	3,332	8,527
Australia & Pacific Regions	187,538	18,457	205,995	149,191	35,234	184,425
Americas	2,132	4,097	6,229	677	10,675	11,352
Europe, Middle East & Africa	1,236	62	1,298	1,353	8	1,361
Consolidated	190,906	22,616	213,522	151,221	45,917	197,138

	Capital expenditure June 2003			Capital expenditure June 2002		
	Continuing	**Discontinuing**	**Total**	Continuing	Discontinuing	Total
	$'000	**$'000**	**$'000**	$'000	$'000	$'000

15. SEGMENTAL REPORTING (CONTINUED)

Business Segments

Hospitals	**57,921**	**-**	**57,921**	47,347	-	47,347
Pathology Services	**7,841**	**-**	**7,841**	5,616	-	5,616
Diagnostic Imaging Services	**20,335**	**-**	**20,335**	17,973	-	17,973
Medical Centres	**2,971**	**20**	**2,991**	923	-	923
Pharmacy	**6,366**	**-**	**6,366**	7,477	-	7,477
Total Health Services	**37,513**	**20**	**37,533**	31,989	-	31,989
Pharmaceuticals	**26,248**	**-**	**26,248**	26,731	-	26,731
Consumer Brands	**2,048**	**905**	**2,953**	6,381	877	7,258
Total Pharmaceuticals	**28,296**	**905**	**29,201**	33,112	877	33,989
Australia & Pacific Logistics	**-**	**27,256**	**27,256**	-	32,475	32,475
Loomis Courier	**-**	**4,316**	**4,316**	-	7,833	7,833
Total Logistics Services	**-**	**31,572**	**31,572**	-	40,308	40,308
Unallocated	**7,139**	**-**	**7,139**	20,678	-	20,678
Consolidated	**130,869**	**32,497**	**163,366**	133,126	41,185	174,311

Geographical Segments

Australia	**123,480**	**23,656**	**147,136**	115,203	29,984	145,187
Other Pacific Regions	**4,723**	**4,470**	**9,193**	5,283	3,312	8,595
Australia & Pacific Regions	**128,203**	**28,126**	**156,329**	120,486	33,296	153,782
Americas	**1,649**	**4,371**	**6,020**	11,230	7,873	19,103
Europe, Middle East & Africa	**1,017**	**-**	**1,017**	1,410	16	1,426
Consolidated	**130,869**	**32,497**	**163,366**	133,126	41,185	174,311



15. SEGMENTAL REPORTING (CONTINUED)

	Assets June 2003			Assets June 2002		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Hospitals	**1,003,524**	**-**	**1,003,524**	1,418,542	-	1,418,542
Pathology Services	**561,383**	**-**	**561,383**	229,300	-	229,300
Diagnostic Imaging Services	**370,936**	**-**	**370,936**	188,500	-	188,500
Medical Centres	**96,260**	**728**	**96,988**	91,235	-	91,235
Pharmacy	**674,721**	**-**	**674,721**	757,814	-	757,814
Total Health Services	**1,703,300**	**728**	**1,704,028**	1,266,849	-	1,266,849
Pharmaceuticals	**1,090,849**	**-**	**1,090,849**	1,198,807	-	1,198,807
Consumer Brands	**322,375**	**3,170**	**325,545**	322,545	45,432	367,977
Total Pharmaceuticals	**1,413,224**	**3,170**	**1,416,394**	1,521,352	45,432	1,566,784
Australia & Pacific Logistics	**-**	**-**	**-**	-	390,355	390,355
Loomis Courier	**-**	**-**	**-**	-	147,322	147,322
Divestment of Logistics Services	**-**	**68,147**	**68,147**	-	-	-
Total Logistics Services	**-**	**68,147**	**68,147**	-	537,677	537,677
Unallocated	**454,253**	**12,209**	**466,462**	595,219	6,164	601,383
Consolidated	**4,574,301**	**84,254**	**4,658,555**	4,801,962	589,273	5,391,235
Geographical Segments						
Australia	**4,274,246**	**69,137**	**4,343,383**	4,389,337	391,064	4,780,401
Other Pacific Regions	**121,762**	**2,559**	**124,321**	162,888	20,704	183,592
Australia & Pacific Regions	**4,396,008**	**71,696**	**4,467,704**	4,552,225	411,768	4,963,993
Americas	**75,274**	**2,770**	**78,044**	90,069	168,851	258,920
Europe, Middle East & Africa	**103,019**	**9,788**	**112,807**	159,668	8,654	168,322
Consolidated	**4,574,301**	**84,254**	**4,658,555**	4,801,962	589,273	5,391,235

| | Liabilities June 2003 | | | Liabilities June 2002 | | |
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. SEGMENTAL REPORTING (CONTINUED)						
Business Segments						
Hospitals	214,448	-	214,448	219,857	-	219,857
Pathology Services	72,880	-	72,880	31,662	-	31,662
Diagnostic Imaging Services	39,738	-	39,738	19,661	-	19,661
Medical Centres	4,604	2,061	6,665	5,347	-	5,347
Pharmacy	296,358	-	296,358	287,616	-	287,616
Total Health Services	413,580	2,061	415,641	344,286	-	344,286
Pharmaceuticals	140,547	-	140,547	112,758	-	112,758
Consumer Brands	65,153	8,211	73,364	24,554	4,348	28,902
Total Pharmaceuticals	205,700	8,211	213,911	137,312	4,348	141,660
Australia & Pacific Logistics	-	-	-	-	99,899	99,899
Loomis Courier	-	-	-	-	31,274	31,274
Divestment of Logistics Services	-	38,106	38,106	-	-	-
Total Logistics Services	-	38,106	38,106	-	131,173	131,173
Unallocated	775,551	13,106	788,657	932,951	3,484	936,435
Consolidated	1,609,279	61,484	1,670,763	1,634,406	139,005	1,773,411
Geographical Segments						
Australia	1,550,064	47,899	1,597,963	1,566,305	93,806	1,660,111
Other Pacific Regions	10,350	4,880	15,230	9,375	7,914	17,289
Australia & Pacific Regions	1,560,414	52,779	1,613,193	1,575,680	101,720	1,677,400
Americas	19,157	917	20,074	29,315	33,763	63,078
Europe, Middle East & Africa	29,708	7,788	37,496	29,411	3,522	32,933
Consolidated	1,609,279	61,484	1,670,763	1,634,406	139,005	1,773,411

The 2002 figures have been restated in line with the current segmental structure

Notes to the Concise Financial Statements
for the financial year ended 30 June 2003



16. ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES

Year ended 30 June 2003

The following controlled entities were acquired during the year

	Date of acquisition	Consideration $ '000	Proportion of shares acquired
Queensland Medical Services Pty Ltd and			
the Queensland Medical Laboratories business	1/10/02	260,288	100%
Queensland Diagnostic Imaging Pty Ltd	21/05/03	90,712	100%

During the year the other diagnostic services businesses and assets were acquired for consideration of $47,262,000

The following controlled entities were disposed of during the year

	Date of disposal	Consideration $'000	Proportion of shares disposed	Contribution to profit from ordinary activities	
				To date of disposal $'000	For whole of corresponding period $ '000
Mayne Group Canada Inc and subsidiaries	3/02/03	172,965	100%	5,154	14,688
Mayne Logistics Pty Ltd and subsidiaries	3/02/03	169,358	100%	341	6,512
Australian Hospital Care (HPH) Pty Ltd	13/04/03	-	100%	-	-
Faulding Consumer Inc	4/04/03	7,730	100%	(12,258)	768
Faulding Healthcare (IP) Holdings Inc	4/04/03	-	100%	9,746	(9,277)

Logistics businesses operated as divisions of Mayne Group Limited were also disposed of for total consideration of $103,248,000

Year ended 30 June 2002

The following controlled entities were acquired during the previous year

	Date of acquisition	Consideration $ '000	Proportion of shares acquired
FH Faulding & Co Limited	1/10/01	2,354,915	100%

The following controlled entities were disposed of during the previous financial year

	Date of disposal	Consideration $'000	Proportion of shares disposed	Consolidated profit / (loss) on disposal
Mayne Health Logistics Pty Ltd	7/12/01	-	100%	nil

17. EQUITY ACCOUNTING

Associated entities at 30 June 2003 were:

Associated entity	Principal activity	% Interest in equity capital 2003	2002	Equity Accounted Year Ended	Investment Carrying amount Equity value 2003 $'000	Equity value 2002 $'000	Dividends received 2003 $'000	2002 $'000	Equity share of operating profits / (losses) after tax and extraordinary items and outside equity interests 2003 $'000	2002 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	281	362	107	-	(80)	22
Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	97	47	-	-	50	(10)
Gippsland Pathology Service Pty Ltd	Pathology Services- Australia	32.00%	32.00%	30 June	7,154	7,492	448	866	(337)	(429)
Minjesk Investment Corporation Limited	Hospital - Fiji	- %	20.00%	30 June	-	481	-	-	(317)	(498)
Indo China Healthcare Limited	Health Services - Asia	45.00%	45.00%	30 June	974	-	-	-	639	-
					8,506	8,382	555	866	(45)	(915)



	June 2003 $'000	June 2002 $'000
17. EQUITY ACCOUNTING (CONTINUED)		
Financial information relating to associates:		
The consolidated entity's share of profits and losses, assets and liabilities of associates, in aggregate is:		
Statement of Financial Performance:		
Share of profits / (losses) from ordinary activities before tax of associates	**1,450**	728
Share of income tax expense attributable to profit / (loss) from ordinary activities of associates	**(530)**	(367)
Share of net profit / (loss) as disclosed by associates	**920**	361
Equity accounting adjustments:		
- goodwill amortisation	**(410)**	(410)
Equity accounted share of net profit / (loss) of associates	**510**	(49)
Dividends received from associates	**(555)**	(866)
Share of associates net profit equity accounted	**(45)**	(915)
Statement of Financial Position:		
Reserves:		
Equity share of reserves of associated entities at the beginning of the year	**(7)**	(3)
Equity share of reserves in the current year	**-**	(4)
Equity share divested	**7**	-
Equity accounted share of reserves of associates at the end of the year	**-**	(7)
Retained profits:		
Equity share of retained profits of associated entities at the beginning of the year	**(1,106)**	(191)
Equity share of retained profits in the current year	**(45)**	(915)
Equity share divested	**881**	-
Equity accounted share of retained profits of associates at the end of the year	**(270)**	(1,106)
Movements in carrying amount of investments:		
Carrying amount of investments in associates at the beginning of the year	**8,382**	8,798
Changes in equity invested in associates during the year	**(719)**	503
Equity share divested during the year	**888**	-
Share of movement in associates' reserves	**-**	(4)
Share of associates' net profit equity accounted	**(45)**	(915)
Carrying amount of investments in associates at the end of the year	**8,506**	8,382

The investment in Minjesk Investment Corporation was divested on 30 June 2003

18. DISCONTINUING OPERATIONS

During the year the consolidated entity divested its logistics businesses, its personal wash business, its sunscreens business in the United States and its medical consulting business. During the year the consolidated entity announced its intention to close its remaining sunscreen businesses within its Consumer Brands segment. The above transactions are shown as discontinuing within the Logistics, Consumer Brands and Medical Centres segments in Note 15.

Financial Information for the discontinuing businesses is as follows:

	June 2003 $'000	June 2002 $'000
Financial performance information:		
Revenue from ordinary activities	1,173,517	1,302,510
Expenses from ordinary activities	(1,184,394)	(1,225,698)
Net interest expense	(3,137)	(3,303)
Profit on sale of logistics businesses	18,807	-
Loss on sale or closure of personal wash and sunscreens businesses	(14,208)	-
Loss on sale of medical consulting businesses	(1,002)	-
Restructuring expense	-	(7,562)
Profit from ordinary activities before tax	(10,417)	65,947
Tax expense	(3,768)	(25,596)
Net profit after tax	(14,185)	40,351
Outside equity interest	386	278
Net profit after tax and outside equity interest	(14,571)	40,073
Financial position information:		
Segment assets	84,254	589,273
Segment liabilities	61,484	139,005
Net assets	22,770	450,268

Directors' Declaration



In the opinion of the Directors of Mayne Group Limited, the accompanying Concise Financial Report of the consolidated entity, comprising Mayne Group Limited and its controlled entities for the year ended 30 June 2003, set out on pages 42 to 65:

a) has been derived from or is consistent with the full financial report for the financial year; and

b) complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Signed in accordance with a resolution of the Directors on 9 September 2003.

P J Willcox
Chairman

S B James
Group Managing Director and Chief Executive Officer

Independent Audit Report on Concise Financial Report

To the members of Mayne Group Limited

SCOPE

The financial report and Directors' responsibility

The Concise Financial Report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 18, and the accompanying discussion and analysis of the statement of financial performance, statement of financial position, and statement of cash flows, set out on pages 42 to 65 for Mayne Group Limited ("the Company") and its controlled entities (the "Consolidated Entity") for the year ended 30 June 2003.

The Directors of the Company are responsible for the preparation of the Concise Financial Report in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports". This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Concise Financial Report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report of the Company and its controlled entities for the year ended 30 June 2003. Our audit report on the full financial report was signed on 9 September 2003, and was not subject to any qualification.

We performed procedures in respect of the audit of the Concise Financial Report to assess whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the Concise Financial Report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the concise financial report of Mayne Group Limited and its controlled entities for the year ended 30 June 2003 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

KPMG

KPMG

Paul J McDonald

Paul J McDonald
Partner

Melbourne
9 September 2003

Comparative Summary - Consolidated Financial Information

Financial Years	2003	2002	2001	2000	1999
	$'000	$'000	$'000	$'000	$'000
Assets Employed					
Property, plant and equipment	1,074,061	1,450,658	1,178,263	1,057,611	1,088,402
Investments	25,911	34,275	26,866	24,023	22,909
Other non-current assets	2,004,396	2,057,933	754,243	692,476	643,999
Current assets	1,554,187	1,848,369	1,254,423	604,061	656,818
Total Assets	4,658,555	5,391,235	3,213,795	2,378,171	2,412,128
Financed by					
Contributed equity	3,292,514	3,403,284	1,266,252	845,275	823,096
Reserves	(30,377)	(2,766)	(27,448)	(19,322)	(10,850)
Retained profits	(278,665)	214,146	153,953	49,767	281,075
Shareholders' interests	2,983,472	3,614,664	1,392,757	875,720	1,093,321
Outside equity interests	4,320	3,160	16,918	17,100	44,102
Non-current liabilities	630,858	758,711	791,095	858,101	748,605
Current liabilities	1,039,905	1,014,700	1,013,025	627,250	526,100
Total Funds Employed	4,658,555	5,391,235	3,213,795	2,378,171	2,412,128
Sales revenue	5,194,510	4,991,957	3,158,663	3,100,402	2,797,695
Operating profit after tax before significant items*	56,826	150,299	106,405	75,422	110,531
Net profit	(456,163)	173,611	161,562	(174,079)	482,492
Dividends	31,784	113,418	57,350	57,424	103,234
Operating profit after tax before significant items / sales revenue	1%	3%	3%	2%	4%
Net profit / shareholders' interests*	(15)%	5%	12%	(20)%	44%
Net tangible asset backing per share	$1.37	$2.15	$1.81	$0.82	$1.60
Basic earnings per share	(57.0)c	24.6c	40.7c	(50.7)c	139.3c
Basic earnings per share before significant items*	7.1c	21.3c	26.8c	22.0c	31.7c
Dividends per share	4.0c	14.0c	13.0c	17.0c	30.0c

* Adjusted for outside equity interests

This Schedule does not form part of the Concise Financial Report for year ended 30 June 2003

Stock exchange listing

The ordinary shares of Mayne Group Limited are listed on the Australian Stock Exchange under the code 'MAY'.

Dividend Reinvestment Plan

Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them to subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to the rules of, the DRP. The DRP operated for both dividends paid this year. A copy of the DRP Plan Rules and DRP Election Form can be obtained by contacting the share registrar or from Mayne's internet site www.maynegroup.com

Share registrar

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia

Mailing address:
ASX Perpetual Registrars Limited
GPO Box 1736
Melbourne Victoria 3001
Australia

Telephone: 1300 727 265
            (within Australia)
            +613 9615 9128
            (outside Australia)

Facsimile: +613 9615 9900
            +613 9615 9744
            (proxies only)

E-mail:
mayne.client@asxperpetual.com.au
Website:
www.asxperpetual.com.au

By entering a Securityholder Reference Number or Holder Identification Number via a security login on the ASX Perpetual Registrars website, Mayne shareholders can access:

- current and previous holdings balances;
- annual report election, i.e. whether you have elected to receive the full Financial Report, short-form Annual Review or neither (you can also change your election via this site);
- whether a Tax File Number ('TFN') has been quoted (you can also lodge your TFN and Australian Business Number via this site);
- dividend information such as banking instructions; and
- a variety of forms for downloading, including amalgamation of security holding, change of address notification, dividend instruction forms and deceased estate.

Mayne website

www.maynegroup.com

Mayne's internet site includes information on Mayne services as well as a detailed directory of all Mayne facilities.

Company Secretary

Ms Karen P. Kee

Registered office

Mayne
Level 21
390 St Kilda Road
Melbourne Victoria 3004
Australia

Telephone: +613 9868 0700
Facsimile: +613 9867 1179

Independent auditors

KPMG

American Depositary Receipts

Citibank NA administer the program on behalf of Mayne.

Citibank NA
111 Wall Street
5th Floor, New York
New York 10043
United State of America

Specific queries about the American Depository Receipts program should be directed to:

Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077

Telephone: 1-877-CITIADR (248-4237)
E-mail: citibank@shareholders-online.com